Exhibit 99.1

PRESS RELEASE

CHC ANNOUNCES THIRD QUARTER RESULTS

Wednesday, March 14th, 2007, Vancouver, British Columbia, Canada: CHC Helicopter Corporation (the “Company” or “CHC”) (TSX: FLY.A and FLY.B; NYSE: FLI) today announced unaudited financial results for the three and nine months ended January 31, 2007.

	Financial Highlights (in millions of Canadian dollars, except per share amounts)

		Three Months Ended		Nine Months Ended
		January 31, 2007	January 31, 2006	January 31, 2007	January 31, 2006
CHC Helicopter	Revenue	$300.8	$253.5	$836.9	$748.8
Corporation	Operating income	26.0	23.8	86.6	85.4
	Net earnings from continuing operations	12.0	21.4	29.3	79.4
T 604.276.7500	Net earnings from discontinued operations	-	0.1	0.4	0.6
F 604.232.8341	Extraordinary item	0.8	-	0.8	-
	Net earnings	12.8	21.5	30.5	80.0
www.chc.ca
	Per share information (diluted)
	Weighted average number of shares	46.1	46.2	46.1	46.1
	Net earnings from continuing operations	$0.26	$0.47	$0.64	$1.73
	Net earnings from discontinued operations	-	-	0.01	0.01
	Extraordinary item	0.02	-	0.02	-
	Net earnings	0.28	0.47	0.67	1.74

Overview

For the second consecutive quarter, the Company recorded the highest quarterly revenue in its history due to continued fleet growth and business expansion. In addition, the Company continued to add aircraft to its fleet, with 30 new aircraft added in the first nine months of the current fiscal year.

During the third quarter, revenue increased $43.9 million (17%) to $300.8 million, excluding the impact of foreign exchange (“FX”), compared to the same period last year. FX had a positive impact on revenue in the third quarter of $3.4 million.

Revenue increased in all operating segments for the three months ended January 31, 2007, but most significantly in the Global Operations segment. Global Operations’ revenue and segment EBITDAR increased $33.8 million (39%) and $12.8 million (51%), respectively, from the same period last year (excluding FX). Flying hours in Global Operations increased by 2,693 hours (14%) over the same period last year. European Operations revenue increased $5.9 million (5%), compared to the same period last year (excluding FX); however, segment EBITDAR decreased by $1.2 million (5%) compared to the same period last year (excluding FX). European Operations’ segment EBITDAR continued to be negatively impacted during the third quarter by aircraft availability issues on new aircraft types and aircraft introduction costs. The Company is currently in discussions with manufacturers to remedy the problems created by low aircraft availability rates. During the third quarter, external revenue and segment EBITDAR in Heli-One increased $4.2 million (10%) and $12.2 million (23%), respectively, from the same period last year (excluding FX).

Operating income increased $1.1 million or 5% (excluding FX) in the third quarter, compared to the same period last year, despite continued aircraft availability issues relating to new aircraft types and aircraft introduction costs that the Company continues to experience as a result of fleet expansion. During the third quarter, the Company added five aircraft to the fleet to meet current and future contractual requirements and disposed of or returned three aircraft, for a net increase in the fleet of two aircraft. In the third quarter, the Company incurred aircraft introduction costs relating to the five aircraft added in the third quarter and the 25 aircraft added in the first six months of fiscal 2007.

Net earnings for the three months ended January 31, 2007 were $12.8 million ($0.28 per share, diluted), a decrease of $8.7 million from the same period last year. The prior year third quarter net earnings included a gain on sale of the Company’s interest in Inversiones Aereas S.L. The following table presents the impact on net income and diluted earnings per share of certain items that affect the comparability of the Company’s net earnings from the applicable prior periods (all amounts are after-tax and in millions, except per share amounts):

	Three Months Ended January 31,				Nine Months Ended January 31,
	2007		2006		2007		2006
	Net earnings impact	Diluted earnings per share impact	Net earnings impact	Diluted earnings per share impact	Net earnings impact	Diluted earnings per share impact	Net earnings impact	Diluted earnings per share impact
Operational Issues:
Aircraft introduction costs	$(2.2)	$(0.05)	$(1.1)	$(0.02)	$(9.9)	$(0.21)	$(4.8)	$(0.10)
Costs related to aircraft availability issues	(3.0)	(0.07)	(0.4)	(0.01)	(7.0)	(0.15)	(0.4)	(0.01)
Net trade receivables provision decrease	3.4	0.07	-	-	10.7	0.23	-	-
SOX Section 404 project costs	(1.6)	(0.03)	(0.1)	-	(4.2)	(0.09)	(0.4)	(0.01)
	(3.4)	(0.08)	(1.6)	(0.03)	(10.4)	(0.22)	(5.6)	(0.12)
Financing, Investing and Related Issues:
Gain on sale of long-term investments and equity earnings	-	-	15.7	0.34	-	-	37.4	0.81
Financing charges (FX and other)	2.6	0.06	(5.3)	(0.11)	(5.3)	(0.12)	(6.1)	(0.13)
	2.6	0.06	10.4	0.23	(5.3)	(0.12)	31.3	0.68
Other:
Contract settlement costs	-	-	-	-	(1.2)	(0.03)	-	-
Restructuring (costs)recovery	-	-	(2.5)	(0.06)	1.4	0.03	(8.7)	(0.19)
Tax adjustments (FIT and other)	(2.2)	(0.05)	-	-	(2.2)	(0.05)	-	-
	(2.2)	(0.05)	(2.5)	(0.06)	(2.0)	(0.05)	(8.7)	(0.19)
Total	$(3.0)	$(0.07)	$6.3	$0.14	$(17.7)	$(0.39)	$17.0	$0.37

Other significant variances include (all amounts are pre-tax, unless otherwise noted):

•
Interest expense increases of approximately $1.8 million ($1.4 million or $0.03 per share, diluted, after-tax) and $5.4 million ($4.0 million or $0.09 per share, diluted, after-tax) for the three and nine months ended January 31, 2007, respectively, primarily as a result of higher debt levels related to investment in a growing fleet and associated working capital increases; and

•
Lease expense increases of approximately $11.0 million ($8.2 million or $0.18 per share, diluted, after-tax) and $24.8 million ($18.3 million or $0.40 per share, diluted, after-tax) for the three and nine months ended January 31, 2007, respectively, as a result of additional leased aircraft and higher interest rates on these operating leases.

Capital and liquidity:

•
The Company generated $53.1 million in cash from operations and invested $73.8 million in property and equipment, including the purchase of four aircraft, during the three months ended January 31, 2007.

•
The Company has 76 aircraft (35 heavy and 41 medium aircraft) on order, eight of which are expected to be delivered in the fourth quarter of the current year, with the remaining 68 aircraft to be delivered over the next five years. These orders include the EC225 contract discussed below in subsequent events.

•	The Company had unused capacity under its credit facilities of $78.8 million and cash and cash equivalents of $51.8 million for a total of $130.6 million at January 31, 2007.

Sylvain Allard, President and Chief Executive Officer, said: “I am pleased to report that the Company recorded the highest quarterly revenue in its history for the second consecutive period. However, during the quarter, CHC suffered a tragic accident with the December 27, 2006 crash of an AS365N helicopter in the Irish Sea and the loss of seven lives as a result. Although the accident did not have a material financial impact on the Company, it did have a profound impact on the customer and our employees, and most significantly on the families and friends of those who lost their lives. This event is an important reminder that although we have an industry-leading safety record, it is critical that we continue to diligently monitor and improve our safety management systems and processes and support our culture of continuous improvement when it comes to safety. CHC continues to assist and support all agencies investigating the accident.”

Subsequent to the third quarter, the Company announced:

•	the signing of a contract with Eurocopter for the purchase of 16 new EC225 helicopters. These aircraft are expected to be delivered between fiscal 2008 and fiscal 2012.

The Company plans to use these aircraft in support of new offshore oil and gas contracts and potentially as Search and Rescue (“SAR”) aircraft to meet the unprecedented demand from various customers in both the offshore oil and gas industry and government sponsored SAR. The EC225 fleet will be fully supported by Heli-One which will provide total maintenance, repair and overhaul (“MRO”) support for the advanced EC225. Heli-One has been granted an exclusive license to perform repair and overhaul on EC225 components.

•
a five year helicopter lease and maintenance contract, plus two option years, with AB Norrlandsflyg of Sweden commencing in January 2008. Heli-One will provide Norrlandsflyg with two new Sikorsky S-76C++ helicopters in SAR configuration and will support the helicopters’ major components through a power-by-the-hour maintenance agreement. Norrlandsflyg will operate the aircraft in a SAR capacity for the Swedish Maritime Agency.

•	it has secured contracts with major European Air Forces as follows:

1.	modifications to twelve Royal Norwegian Air Force Bell 412SP helicopters and upgrades to a further six 412 helicopters from SP to HP models. Work will be carried out in 2007 and 2008.

2.	S-61A fleet support for Royal Danish Air Force, including C-inspections, component repair and overhaul, and personnel support.

3.	phase inspections on two Royal Netherlands Air Force AS532U2 Cougar helicopters (with options for a further five inspections) to be performed at Royal Netherlands Air Force facilities in Woensdrecht.

In addition, subsequent to the third quarter, following regulatory approval, the Company acquired an equity position in BHS - Brazilian Helicopter Services Taxi Aereo Ltda. (“BHS”), one of the largest helicopter operators in the Brazilian offshore sector. Accordingly, commencing on March 1, 2007, the Company will consolidate BHS. As a result, the Company expects to record a material amount of assets and liabilities, including goodwill, other intangible assets and tax liabilities in the fourth quarter consolidated financial statements.

For a complete overview of results, including Management’s Discussion and Analysis, and Unaudited Consolidated Interim Financial Statements and Notes thereto, please visit the CHC website at http://www.chc.ca/investor_financialreports.php.

Investor Conference Call

The Company’s third quarter conference call and webcast will take place Thursday, March 15th, 2007 at 10:30 a.m. EDT. To listen to the conference call, dial 416-644-3432 for local and overseas calls, or toll-free 1-866-250-4665 for calls from within North America. To hear a replay of the conference call, dial 416-640-1917 or toll-free 1-877-289-8525 and enter passcode “21202367#”.

The financial results and conference call webcast will be available at www.chc.ca. The webcast is also available through Canada Newswire at www.cnxmarketlink.com.

CHC Helicopter Corporation is the world’s largest provider of helicopter services to the global offshore oil and gas industry with aircraft operating in more than 30 countries.

For further information, please contact:

Rick Davis Senior Vice President and Chief Financial Officer 604-279-2471

Chris Flanagan Director of Communications 604-279-2493

If you wish to be added to CHC’s news distribution list, please visithttp://www.chc.ca/investor_materialrequest.php.

This document may contain forward-looking information. While these projections, conclusions, forecasts and other statements represent our best current judgment, the actual results could differ materially from the conclusion, forecast or projection contained in the forward-looking information. Certain material factors or assumptions were applied in drawing a conclusion or making a forecast or projection in the forward-looking information contained herein. Such factors include, but are not limited to, the following: exchange rate fluctuations, trade credit risk, industry exposure, inflation, contract loss, inability to maintain government issued licences, inability to obtain necessary aircraft or insurance, competition, political, economic and regulatory uncertainty, loss of key personnel, work stoppages due to labour disputes, and future material acquisitions. These risk factors are further detailed in the Annual Report on Form 20-F and other filings of the Company with the United States Securities and Exchange Commission and in the Company’s Annual Information Form filed with the Canadian securities regulatory authorities. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. CHC disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Management’s Discussion and Analysis of Financial Condition and Results of Operations - Three and Nine months Ended January 31, 2007

This management’s discussion and analysis (“MD&A”) may contain forward-looking information. While these projections, conclusions, forecasts and other statements represent our best current judgment, they could differ materially from the conclusion, forecast or projection contained in the forward-looking information. Certain material factors or assumptions were applied in drawing a conclusion or making a forecast or projection in the forward-looking information contained herein. Such factors include, but are not limited to, the following: exchange rate fluctuations, trade credit risk, industry exposure, inflation, contract loss, inability to maintain government issued licences, inability to obtain necessary aircraft or insurance, competition, political, economic and regulatory uncertainty, loss of key personnel, work stoppages due to labour disputes, and future material acquisitions. These risk factors are further detailed in the Annual Report on Form 20-F and other filings of the Company with the United States Securities and Exchange Commission and in the Company’s Annual Information Form filed with the Canadian securities regulatory authorities. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. CHC Helicopter Corporation (the “Company” or “CHC”) disclaims any intention or obligation to update or revise any forward-looking information whether as a result of new information, future events or otherwise.

This MD&A and the accompanying unaudited consolidated interim financial statements and notes thereto should be read in conjunction with the Company’s Audited Consolidated Financial Statements, related notes thereto, and MD&A for the year ended April 30, 2006 as set forth in the Company’s Annual Report (the “2006 Annual Filings”).

All information reflected herein is expressed in Canadian dollars unless otherwise noted and is prepared by management in accordance with Canadian generally accepted accounting principles and in accordance with generally accepted accounting principles in the United States except as described in Note 17 to the Company’s unaudited consolidated interim financial statements to which this MD&A relates.

Additional information regarding the Company, including copies of the Company’s continuous disclosure material such as the Company’s Annual Information Form, is available on the Company’s website at http://www.chc.ca or through the SEDAR website at www.sedar.com.

This MD&A has been prepared as at March 14, 2007.

Overview of Results

For the second consecutive quarter, the Company recorded the highest quarterly revenue in its history due to continued fleet growth and business expansion. In addition, the Company continued to add aircraft to its fleet with 30 new aircraft added in the first nine months of the current fiscal year.

During the third quarter, revenue increased $43.9 million (17%) to $300.8 million, excluding the impact of foreign exchange (“FX”), compared to the same period last year. FX had a positive impact on revenue in the third quarter of $3.4 million.

Revenue increased in all operating segments for the three months ended January 31, 2007, but most significantly in the Global Operations segment. Global Operations’ revenue and segment EBITDAR increased $33.8 million (39%) and $12.8 million (51%), respectively, from the same period last year (excluding FX). Flying hours in Global Operations increased by 2,693 hours (14%) over the same period last year. European Operations revenue increased $5.9 million (5%), compared to the same period last year (excluding FX); however, segment EBITDAR decreased by $1.2 million (5%), compared to the same period last year (excluding FX). European Operations’ segment EBITDAR continued to be negatively impacted during the third quarter by aircraft availability issues on new aircraft types and aircraft introduction costs. The Company is currently in discussions with manufacturers to remedy the problems created by low aircraft availability rates. During the third quarter, external revenue and segment EBITDAR in Heli-One increased $4.2 million (10%) and $12.2 million (23%), respectively, from the same period last year (excluding FX).

Operating income increased $1.1 million or 5% (excluding FX) in the third quarter, compared to the same period last year, despite continued aircraft availability issues relating to new aircraft types and aircraft introduction costs that the Company continues to experience as a result of fleet expansion. During the third quarter, the Company added five aircraft to the fleet to meet current and future contractual requirements and disposed of or returned three aircraft, for a net increase in the fleet of two aircraft. In the third quarter, the Company incurred aircraft introduction costs relating to the five aircraft added in the third quarter and the 25 aircraft added in the first six months of fiscal 2007.

Net earnings from continuing operations for the third quarter were $12.0 million ($0.26 per share, diluted), a decrease of $9.4 million from the same period last year. The prior year third quarter net earnings from continuing operations included a gain on sale of the Company’s interest in Inversiones Aereas S.L. (“Inaer”) of $15.7 million.

Major items negatively impacting current year third quarter net earnings from continuing operations are (all amounts are pre-tax, unless otherwise noted):

•
Aircraft introduction costs of approximately $2.9 million ($2.2 million or $0.05 per share, diluted, after-tax) in support of future growth, primarily in the European Operations segment. This $2.9 million consisted of $1.9 million in operating costs including recruiting, training, crew duplication, overtime and mobilization costs and $1.0 million in pre-deployment lease and interest costs.

•
Costs associated with aircraft availability issues totalling $4.1 million ($3.0 million or $0.07 per share, diluted, after-tax) related to new aircraft types undergoing unscheduled maintenance and modification activities, mainly in the European Operations segment. These costs primarily relate to the requirement to lease aircraft to meet contract commitments in the short-term, contract penalties paid to customers and the loss of revenue.

•	SOX Section 404 internal control implementation project costs of approximately $2.2 million ($1.6 million or $0.03 per share, diluted, after-tax).

•	Tax adjustments (FIT and other) of approximately $2.2 million ($0.05 per share, diluted) recorded in the third quarter. See further discussion in the Income Taxes section of this MD&A.

Offset by:

•	The decrease of net provisions of approximately $4.6 million ($3.4 million or $0.07 per share, diluted, after-tax) on trade receivables in Global Operations that have been collected.

•
Foreign exchange gains, included in financing charges, of approximately $4.6 million ($3.3 million or $0.07 per share, diluted, after-tax). See further discussion in the financing charges section of this MD&A.

Net earnings from continuing operations for the nine months ended January 31, 2007 were $29.3 million ($0.64 per share, diluted) on revenue of $836.9 million as compared to $79.4 million ($1.73 per share, diluted) on revenue of $748.8 million in the same period last year. The decrease in net earnings of $50.1 million was due primarily to a gain on sale of long-term investments of approximately $37.6 million ($32.5 million or $0.70 per share, diluted, after-tax) and equity earnings of $6.3 million ($4.9 million or $0.11 per share, diluted, after-tax) recorded in the same period last year. The remainder of the decrease is due primarily to the reasons noted above for the third quarter.

During the third quarter ended January 31, 2007, the Company classified Survival-One Limited (“Survival-One”) as held-for-sale as a result of the decision by management to divest of this business. The Company has signed a letter of intent with a third party for the sale of Survival-One. The sale of Survival-One is expected to occur in the fourth quarter of the current year but is contingent upon the successful completion of a due diligence process. If the sale is completed, the operations and cash flows of Survival-One will be eliminated from the ongoing operations of the Company and the Company will not have any continuing involvement in the operations of Survival-One. Therefore, the results of operations of Survival-One have been reported in discontinued operations for the three and nine months ended January 31, 2007 and the comparative figures have been restated to reflect this change.

The results from discontinued operations for the three months ended January 31, 2007 were breakeven compared to net earnings from discontinued operations of $0.1 million ($nil per share, diluted) in the same period last year. The net earnings from discontinued operations for the nine months ended January 31, 2007 were $0.4 million ($0.01 per share, diluted), compared to net earnings from discontinued operations of $0.6 million ($0.01 per share, diluted) in the same period last year.

Net earnings for the three months ended January 31, 2007 were $12.8 million ($0.28 per share, diluted) compared to net earnings of $21.5 million ($0.47 per share, diluted) for the same period last year. Net earnings for the nine months ended January 31, 2007 were $30.5 million ($0.67 per share, diluted) compared to net earnings of $80.0 million ($1.74 per share, diluted) for the same period last year.

Significant Events

Investing for the Future

As the Company looks to the future, it recognizes that the key to success is to continue to expand and renew its fleet. The Company is adding aircraft at an unprecedented rate, with five aircraft added in the third quarter and 25 aircraft added in the first six months of the current year, bringing the year-to-date fleet additions total to 30. These additions are partially offset by the sale, disposal or return to lessors of 13 aircraft resulting in a net year-to-date fleet increase of 17 aircraft.

This growth is not without a significant short-term impact. The cost of introducing new aircraft and new aircraft types to the fleet is considerable. There is a timing difference between when these costs are incurred and when an aircraft begins flying and generating revenue. This timing difference results in a significant reduction in earnings during this introduction period. Depending on the circumstances, aircraft introduction costs, including deposit interest, may be incurred for up to 18 months before the aircraft begins earning revenue. The short-term negative impact on segment EBITDAR and net earnings is more than offset by the future earnings contribution from the investment in fleet. Without investment now, the anticipated level of growth in segment EBITDAR and net earnings in the future could not be realized. The Company is currently working with lessors and third-party customers to defer or recover some of these costs to reduce the impact on future earnings.

The following table presents estimated fleet deliveries over the next five years. It is important to note that these are estimates only. Fleet deliveries are subject to change due to manufacturer work schedules, the timing of final aircraft financing and ultimate demand of customers.

Estimated Aircraft Deliveries
Number of aircraft additions[1]
50
45
40
35
30
25
20
15
10
5
0
8
30
30
22
9
7
4
3
3
2
2007
2008
2009
2010
2011
2012
Year
Number of aircraft orders
Number of options to purchase aircraft
Number of aircraft additions in first nine months of fiscal 2007

[1] The aircraft deliveries above are expected to replace the divestiture of some older technology aircraft in the future.

Acquisition Activities

During the third quarter ended January 31, 2007, the Company acquired 100% of the issued and outstanding shares of Heli-Dyne Systems Inc. (“Heli-Dyne”), a helicopter completion and maintenance centre based in Hurst, Texas to complement Heli-One’s current operations. Heli-Dyne specializes in the design and installation of helicopter interiors and the maintenance of airframes and avionics. The purchase price was allocated based on the fair value of the net identifiable assets acquired. This allocation resulted in negative goodwill, which was allocated to the fair value of the long-term assets acquired and the remaining excess of $0.8 million was recorded as an extraordinary gain.

Subsequent to the third quarter ended January 31, 2007, following regulatory approval, the Company acquired an equity position in BHS - Brazilian Helicopter Services Taxi Aereo Ltda. (“BHS”), one of the largest helicopter operators in the Brazilian offshore sector. Accordingly, commencing on March 1, 2007, the Company will consolidate BHS. As a result, the Company expects to record a material amount of assets and liabilities, including goodwill, other intangible assets and tax liabilities in the fourth quarter consolidated financial statements.

Restructuring

During the nine months ended January 31, 2007, the Company reversed $2.1 million (after-tax $1.4 million) of previously expensed restructuring costs as the liability was determined no longer necessary. The reversal occurred in the first quarter and there was no expense or accrual adjustment recorded in the third quarter of the current year. During the three and nine months ended January 31, 2006, the Company expensed $3.7 million (after-tax $2.5 million) and $12.6 million (after-tax $8.7 million), respectively, in connection with restructuring activities. The Company has realized significant cost savings as a result of the restructuring initiatives completed in the previous year, primarily in Europe. These savings continue to be offset by rapid growth in the Global Operations segment, development of Heli-One maintenance and global distribution facilities and costs related to corporate SOX compliance.

Helicopter Accident

On December 27, 2006, the Company suffered the loss of one medium AS365N aircraft in a helicopter accident off the west coast of England. Five passengers and two crew members perished in the accident. The cause of the accident has not yet been ascertained as it is still under investigation by both the Company and the Air Accidents Investigation Branch. This aircraft had a net book value of $3.2 million, which will be fully recovered through insurance proceeds. During the three months ended January 31, 2007, the Company expensed $1.4 million as a result of this accident as the Company maintains a self-insured retention on its insurance policies. All other incurred or outstanding liabilities relating to the incident are expected to be covered by the Company’s insurance providers.

Flying Revenue, Fleet and Repair & Overhaul

Flying Revenue and Hours

The Company derives its flying revenue from two primary types of contracts. Approximately 54% (2006 - 48%) of the Company’s year-to-date flying revenue was derived from fixed monthly charges and the remaining 46% (2006 - 52%) was generated by hourly charges. Due to the significant fixed component in flying revenue, a change in flying hours may not result in a proportionate change in revenue. While flying hours may not correlate directly with revenue, they remain a good measure of activity levels.

The following table provides a quarterly summary of the Company’s flying hours and number of aircraft utilized for the past eight quarters. Of the 47 aircraft in the Heli-One fleet, 24 aircraft are externally leased to third-parties, eight aircraft are undergoing post-delivery modifications, four aircraft are undergoing major inspections and eleven aircraft are available for sale.

Flying Hours by Quarter
	Flying Hours			Number of Aircraft
Period	Global Operations	European Operations	Total	Global Operations	European Operations	Heli-One	Total
Q4-2005	16,778	22,183	38,961	121	81	13	215
Q1-2006	16,262	23,713	39,975	127	77	14	218
Q2-2006	17,042	25,968	43,010	128	71	27	226
Q3-2006	18,854	23,764	42,618	131	72	27	230
Q4-2006	17,701	22,026	39,727	131	72	30	233
Q1-2007	19,502	24,240	43,742	132	76	44	252
Q2-2007	20,981	23,256	44,237	128	77	43	248
Q3-2007	21,547	21,556	43,103	128	75	47	250

The following table provides year-to-date information on flying revenue by segment (without adjusting for the impact of FX).

	Flying Revenue Nine Months Ended January 31, (in thousands of Canadian dollars)
	Global Operations		European Operations		Total		Total %
	2007	2006	2007	2006	2007	2006	2007	2006
Revenue Mix:
Heavy	$59,502	$51,153	$280,634	$284,086	$340,136	$335,239	52%	55%
Medium	174,913	151,870	102,971	97,359	277,884	249,229	43%	41%
Light	664	2,352	-	-	664	2,352	0%	0%
Fixed-Wing	33,052	23,159	-	-	33,052	23,159	5%	4%
Total	$268,131	$228,534	$383,605	$381,445	$651,736	$609,979	100%	100%
Hourly vs. Fixed:
Hourly	$81,959	$74,608	$216,338	$242,144	$298,297	$316,752	46%	52%
Fixed	186,172	153,926	167,267	139,301	353,439	293,227	54%	48%
Total	$268,131	$228,534	$383,605	$381,445	$651,736	$609,979	100%	100%
Industry Sector:
Oil & Gas	$209,300	$180,575	$361,800	$353,678	$571,100	$534,253	88%	88%
EMS/SAR[1]	35,667	38,190	21,805	24,745	57,472	62,935	9%	10%
Other	23,164	9,769	-	3,022	23,164	12,791	3%	2%
Total	$268,131	$228,534	$383,605	$381,445	$651,736	$609,979	100%	100%

[1]	Emergency medical services (“EMS”) and search and rescue (“SAR”) services.

Aberdeen Airport Ltd. in the UK no longer reports monthly passenger traffic for all helicopter operations in Aberdeen, Scotland. Therefore, the Company is no longer able to provide this information.

Fleet and Repair & Overhaul

The following table provides year-to-date information on Heli-One fleet and repair & overhaul activities (without adjusting for the impact of FX).

	Heli-One Activities Nine Months Ended January 31, (in thousands of Canadian dollars)
	Fleet		R&O		Total
	2007	2006	2007	2006	2007	2006
Revenue
External
PBH/R&O1	$-	$-	$89,637	$76,519	$89,637	$76,519
Lease	16,116	10,190	-	-	16,116	10,190
Other[2]	-	-	21,355	21,911	21,355	21,911
Total	16,116	10,190	110,992	98,430	127,108	108,620
Internal
PBH/R&O1	-	-	152,714	148,050	152,714	148,050
Lease	132,408	110,848	-	-	132,408	110,848
Other[2]	-	-	218	2,965	218	2,965
Total	132,408	110,848	152,932	151,015	285,340	261,863
Total Revenue	148,524	121,038	263,924	249,445	412,448	370,483

Direct costs[3]	(14,294)	(15,814)	(203,830)	(186,163)	(218,124)	(201,977)
Segment EBITDAR[3]	134,230	105,224	60,094	63,282	194,324	168,506
Segment EBITDAR margin	90.4%	86.9%	22.8%	25.4%	47.1%	45.5%
Aircraft lease and associated costs	(62,561)	(44,582)	-	-	(62,561)	(44,582)
Segment EBITDA[3]	$71,669	$60,642	$60,094	$63,282	131,763	123,924
Segment EBITDA margin	48.3%	50.1%	22.8%	25.4%	31.9%	33.4%
Amortization					(39,802)	(32,864)
Restructuring (costs) recovery					800	(5,183)
Gain (loss) on disposal of assets					(2,018)	633
Operating income					$90,743	$86,510

[1]	Power-by-the-hour (“PBH”) and repair & overhaul (“R&O”).
[2]	Other consists of CHC Composites Inc., Heli-One Components B.V. and the recently sold trading surplus business.
[3]	See Note 4 to the unaudited interim financial statements enclosed.

At January 31, 2007 the Company’s fleet consisted of 151 owned aircraft and 99 aircraft under operating leases. 75 of these aircraft are deployed in European Operations with the remaining 175 deployed throughout the world.

The following table outlines the changes in the Company’s fleet during the third quarter of fiscal 2007:

Fleet Summary
	Heavy	Medium	Light	Fixed Wing	Total	Owned	Operating Lease
Fleet at October 31, 2006	82	144	3	19	248	150	98
Increases (decreases) during the period:
Loss of AS365N1		(1)			(1)	(1)
Lease of AS332L1	1				1		1
Return of leased AS365N2		(1)			(1)		(1)
Return of leased Beechcraft 1900D				(1)	(1)		(1)
Purchase of AS332L1	1				1	1
Purchase of DHC8-311				1	1	1
Purchase of S76C++		2			2	2
Sale leaseback of S76C++					-	(1)	1
Sale leaseback of S92					-	(1)	1
Fleet at January 31, 2007	84	144	3	19	250	151	99

Fleet deployment as at January 31, 2007
Global Operations	24	84	1	19	128	87	41
European Operations	47	28	-	-	75	30	45
Heli-One	13	32	2	-	47	34	13
	84	144	3	19	250	151	99
[1]	Relates to aircraft accident on December 27, 2006 as discussed in Significant Events section of this MD&A.

During the third quarter, the Company incurred aircraft operating lease and related costs of $26.9 million compared to $15.9 million in the same period last year. As at January 31, 2007, there were 25 more leased aircraft in the Company’s fleet compared to the same period last year. The increase of $11.0 million in lease costs was primarily due to additional leased aircraft and an increase in the interest component of lease charges, partially offset by the amortization of deferred gains recognized on sale-leaseback transactions. The increase in the interest component of lease charges relates to an increase in interest rates over the same period last year and the fixing of interest rates on a number of leases since the beginning of the current fiscal year.

The Company has entered into operating leases with third-party lessors in respect of 99 aircraft included in the Company’s fleet at January 31, 2007. Eighty-four of these leases are long-term with expiry dates ranging from fiscal 2007 to 2015.

At January 31, 2007 the Company operated 17 aircraft under operating leases with five entities that are variable interest entities (“VIEs”) under Canadian GAAP. The Company has concluded that it is not the primary beneficiary of any of the aforementioned VIEs and that it is not required to consolidate any of these VIEs in its consolidated financial statements. These leases have terms and conditions similar to those of the Company’s other operating leases over periods ranging from fiscal 2007 to 2014.

Based on appraisals by independent helicopter valuation companies as at April 30, 2006, the estimated fair market value of the aircraft leased from VIEs is $112.5 million as at January 31, 2007. The Company has provided junior loans and loans receivable in connection with operating leases with these VIEs. The Company’s maximum exposure to loss related to the junior loans and loans receivable as a result of its involvement with the VIEs is $16.7 million as at January 31, 2007.

The future minimum lease payments required under aircraft operating leases are as follows (based on January 31, 2007 interest rates and FX rates):

2007	$26.1	million
2008	96.2	million
2009	88.8	million
2010	83.1	million
2011	74.1	million
And thereafter:	142.1	million
Total	$510.4	million

In addition to aircraft leases, the Company has approximately $5.0 million in annual lease commitments for land, buildings and non-aircraft equipment.

Based on independent appraisals as at April 30, 2006, and, in the case of aircraft acquired during the current fiscal year, independent appraisals as at the date of acquisition, the fair market value of the Company’s owned aircraft fleet at January 31, 2007 was US $589.0 million (CDN $694.6 million), exceeding its recorded net book value by approximately CDN $30.0 million (April 30, 2006 - CDN $46.7 million). The decrease in the appraisal surplus from April 30, 2006 is primarily attributable to the sale of certain aircraft.

At January 31, 2007, the Company has 76 aircraft (35 heavy and 41 medium aircraft) on order, eight of which are expected to be delivered in the fourth quarter of the current year, with the remaining 68 aircraft to be delivered over the next five years. These orders include the EC225 contract discussed below.

Subsequent to the third quarter, the Company announced the signing of a contract with Eurocopter for the purchase of 16 new EC225 helicopters. The total value of the contract is approximately $434.5 million (€280.7 million) over the next five years. Depending on market conditions, the Company intends to obtain the use of these aircraft through operating leases.

Review of Segment Revenue, EBITDAR and Operating Income

Comparative Figures for Segmented Reporting

The following table provides third quarter external revenue, segment EBITDAR, segment EBITDA and operating income variance analysis between fiscal 2007 and 2006. The numbers in this analysis are referred to in the review of each operating segment that follows the table.

Segment Revenue from External Customers - Variance Analysis (in thousands of Canadian dollars)
	Third Quarter
	Global Operations	European Operations	Heli-One	Corporate & Other	Inter-segment Eliminations	Total
Three months ended January 31, 2006	$86,646	$126,020	$40,769	$47	N/A	$253,482
Foreign exchange impact[1]	(718)	3,609	525	8	N/A	3,424
Revenue increase	33,750	5,855	4,164	126	N/A	43,895
Three months ended January 31, 2007	$119,678	$135,484	$45,458	$181	N/A	$300,801
Total revenue increase	$33,032	$9,464	$4,689	N/A	N/A	$47,319
% increase	38.1%	7.5%	11.5%	N/A	N/A	18.7%
% increase excluding FX	39.0%	4.6%	10.2%	N/A	N/A	17.3%

	Year-to-date
	Global Operations	European Operations	Heli-One	Corporate & Other	Inter-segment Eliminations	Total
Nine months ended January 31, 2006	$242,065	$398,038	$108,620	$117	N/A	$748,840
Foreign exchange impact[1]	(15,137)	(8,168)	(4,908)	2	N/A	(28,211)
Revenue increase	82,366	10,203	23,396	317	N/A	116,282
Nine months ended January 31, 2007	$309,294	$400,073	$127,108	$436	N/A	$836,911
Total revenue increase	$67,229	$2,035	$18,488	N/A	N/A	$88,071
% increase	27.8%	0.5%	17.0%	N/A	N/A	11.8%
% increase excluding FX	34.0%	2.6%	21.5%	N/A	N/A	15.5%

Segment EBITDAR[2] Variance Analysis (in thousands of Canadian dollars)
	Third Quarter
	Global Operations	European Operations	Heli-One	Corporate & Other	Inter-segment Eliminations	Total
Three months ended January 31, 2006	$25,251	$24,711	$53,220	$(5,510)	$(40,157)	$57,515
Foreign exchange impact[1]	(959)	275	1,127	280	-	723
Segment EBITDAR increase (decrease)	12,750	(1,238)	12,229	(5,343)	(6,138)	12,260
Three months ended January 31, 2007	$37,042	$23,748	$66,576	$(10,573)	$(46,295)	$70,498
Segment EBITDAR margin[3]
- Last year	29.1%	19.6%	43.5%	N/A	N/A	22.7%
- This year	31.0%	17.5%	48.0%	N/A	N/A	23.4%
Total Segment EBITDAR increase (decrease)	$11,791	$(963)	$13,356	$(5,063)	$(6,138)	$12,983
% increase (decrease)	46.7%	(3.9%)	25.1%	(91.9%)	N/A	22.6%
% increase (decrease) excluding FX	50.5%	(5.0%)	23.0%	(97.0%)	N/A	21.3%

	Year-to-date
	Global Operations	European Operations	Heli-One	Corporate & Other	Inter-segment Eliminations	Total
Nine months ended January 31, 2006	$66,732	$81,845	$168,506	$(17,911)	$(113,269)	$185,903
Foreign exchange impact[1]	(4,067)	(4,406)	(2,691)	1,169	-	(9,995)
Segment EBITDAR increase (decrease)	36,967	(4,004)	28,509	(13,088)	(18,935)	29,449
Nine months ended January 31, 2007	$99,632	$73,435	$194,324	$(29,830)	$(132,204)	$205,357
Segment EBITDAR margin[3]
- Last year	27.6%	20.6%	45.5%	N/A	N/A	24.8%
- This year	32.2%	18.4%	47.1%	N/A	N/A	24.5%
Total Segment EBITDAR increase (decrease)	$32,900	$(8,410)	$25,818	$(11,919)	$(18,935)	$19,454
% increase (decrease)	49.3%	(10.3%)	15.3%	(66.5%)	N/A	10.5%
% increase (decrease) excluding FX	55.4%	(4.9%)	16.9%	(73.1%)	N/A	15.8%

Segment EBITDA[2] Variance Analysis (in thousands of Canadian dollars)
	Third Quarter
	Global Operations	European Operations	Heli-One	Corporate & Other	Inter-segment Eliminations	Total
Three months ended January 31, 2006	$3,423	$5,604	$38,088	$(5,510)	$-	$41,605
Foreign exchange impact[1]	(830)	(57)	1,957	280	-	1,350
Segment EBITDA increase (decrease)	9,249	(6,525)	3,225	(5,343)	-	606
Three months ended January 31, 2007	$11,842	$(978)	$43,270	$(10,573)	$-	$43,561
Total Segment EBITDA increase (decrease)	$8,419	$(6,582)	$5,182	$(5,063)	$-	$1,956
% increase (decrease)	246.0%	(117.5%)	13.6%	(91.9%)	N/A	4.7%
% increase (decrease) excluding FX	270.2%	(116.4%)	8.5%	(97.0%)	N/A	1.5%

	Year-to-date
	Global Operations	European Operations	Heli-One	Corporate & Other	Inter-segment Eliminations	Total
Nine months ended January 31, 2006	$6,296	$25,967	$123,924	$(17,911)	$-	$138,276
Foreign exchange impact[1]	(2,558)	(3,418)	545	1,159	-	(4,272)
Segment EBITDA increase (decrease)	24,488	(19,731)	7,294	(13,078)	-	(1,027)
Nine months ended January 31, 2007	$28,226	$2,818	$131,763	$(29,830)	$-	$132,977
Total Segment EBITDA increase (decrease)	$21,930	$(23,149)	$7,839	$(11,919)	$-	$(5,299)
% increase (decrease)	348.3%	(89.1%)	6.3%	(66.5%)	N/A	(3.8%)
% increase (decrease) excluding FX	388.9%	(76.0%)	5.9%	(73.0%)	N/A	(0.7%)

Segment Operating Income Variance Analysis (in thousands of Canadian dollars)
	Third Quarter
	Global Operations	European Operations	Heli-One	Corporate & Other	Inter-segment Eliminations	Total
Three months ended January 31, 2006	$2,026	$4,100	$24,935	$(7,295)	$-	$23,766
Foreign exchange impact[1]	(723)	(74)	1,707	277	-	1,187
Operating income increase (decrease)	9,165	(6,008)	1,842	(3,927)	-	1,072
Three months ended January 31, 2007	$10,468	$(1,982)	$28,484	$(10,945)	$-	$26,025
Total operating income increase (decrease)	$8,442	$(6,082)	$3,549	$(3,650)	$-	$2,259
% increase (decrease)	416.7%	(148.3%)	14.2%	(50.0%)	N/A	9.5%
% increase (decrease) excluding FX	452.4%	(146.5%)	7.4%	(53.8%)	N/A	4.5%

	Year-to-date
	Global Operations	European Operations	Heli-One	Corporate & Other	Inter-segment Eliminations	Total
Nine months ended January 31, 2006	$2,451	$20,203	$86,510	$(23,808)	$-	$85,356
Foreign exchange impact[1]	(2,340)	(3,321)	1,298	1,145	-	(3,218)
Operating income increase (decrease)	25,539	(17,055)	2,935	(6,915)	-	4,504
Nine months ended January 31, 2007	$25,650	$(173)	$90,743	$(29,578)	$-	$86,642
Total operating income increase (decrease)	$23,199	$(20,376)	$4,233	$(5,770)	$-	$1,286
% increase (decrease)	946.5%	(100.9%)	4.9%	(24.2%)	N/A	1.5%
% increase (decrease) excluding FX	1042.0%	(84.4%)	3.4%	(29.0%)	N/A	5.3%

[1]	Includes both translation and transaction FX impact (see discussion under Foreign Currency).
[2]	See Note 4 to the unaudited interim financial statements enclosed.
[3]	Segment EBITDAR as a percent of revenue from external customers, except for the Heli-One segment, which is a percent of total revenue.

Global Operations

The third quarter was another strong quarter for Global Operations, with increased revenue, segment EBITDAR and operating income from the same period last year, despite the negative impact of FX. Global Operations has added 14 aircraft to its fleet since the third quarter of last year, which is more than offset by aircraft returned to Heli-One for re-deployment and the sale of light aircraft during the second quarter of the current year. The majority of the 14 new aircraft were added to the fleet during the fourth quarter of fiscal 2006, with two new aircraft added to the fleet during the third quarter of the current year. New contracts utilizing higher value aircraft continue to be a major contributing factor to the increases in revenue and segment EBITDAR.

Revenue from the Global Operations segment for the three months ended January 31, 2007 was $119.7 million, an increase of $33.1 million from the same period last year. This increase was attributable to revenue growth of $33.8 million, partially offset by an unfavourable FX impact of $0.7 million. The revenue growth was primarily due to increased flying revenue of $19.6 million (excluding FX) from new and expanded contracts in Australia, Venezuela, Southeast Asia and Africa, increased fixed-wing activity in Nigeria, additional ad hoc work in Africa and rate increases on a number of existing contracts. During the second quarter of the current year, Global Operations purchased an aircraft with the intention of selling the aircraft to a third party. This aircraft was carried in inventory until it was sold during the third quarter of the current year. This sale generated revenue of approximately $13.0 million in the Global Operations segment. Flying hours in the Global Operations segment have increased by 2,693 hours (14%) in the third quarter compared to the same period last year.

For the nine months ended January 31, 2007 revenue increased $67.2 million to $309.3 million compared to the same period last year. This increase was attributable to revenue growth of $82.4 million, partially offset by an unfavourable FX impact of $15.2 million. Global Operations had flying hours of 62,030 hours for the nine months ended January 31, 2007, an increase of 9,872 hours (19%) over the same period last year. The increase in revenue was primarily attributable to the reasons noted above for the third quarter.

Segment EBITDAR for the three months ended January 31, 2007 was $37.0 million, an increase of $11.8 million over the same period last year. This increase was due to an increase in segment EBITDAR of $12.8 million, partially offset by an unfavourable FX impact of $1.0 million. Global Operations’ segment EBITDAR increased 51%, excluding FX, compared to the same period last year. This increase is due to an increase in revenue and segment EBITDAR margins. Segment EBITDAR margins have increased due to rate increases on a number of contracts without a corresponding increase in costs and a net decrease of $4.6 million in provisions on trade receivables that have been collected. In addition, during the third quarter of the current year, Global Operations recognized a contribution on the sale of an aircraft to a third party as noted above. During the third quarter, Global Operations expensed $0.7 million in aircraft introduction costs.

Segment EBITDAR for the nine months ended January 31, 2007 increased by $32.9 million to $99.6 million, compared to the same period last year. This increase was due to a segment EBITDAR increase of $37.0 million resulting from segment EBITDAR earned on increased revenue, the margin earned on the sale of an aircraft to a third party and the net decrease in provisions of $14.4 million on trade receivables that have been collected. These increases are partially offset by an unfavourable FX impact of $4.1 million.

Operating income for the three months ended January 31, 2007 was $10.5 million, an increase of $8.4 million from the same period last year, consisting of an increase in operating income of $9.2 million partially offset by an unfavourable FX impact of $0.8 million. The increase in operating income is primarily due to an increase in segment EBITDAR, partially offset by an increase in lease costs of $3.4 million due to an increase in the value of aircraft used by Global Operations on new and renewed contracts.

Operating income for the nine months ended January 31, 2007 was $25.7 million, an increase of $23.2 million from the same period last year, primarily due to an increase in segment EBITDAR, partially offset by an unfavourable FX impact of $2.3 million and increased lease costs of $11.0 million due to the same reasons noted above for the third quarter.

Growth in the Global Operations segment is expected to continue as new opportunities develop in Australia, Brazil, Africa and Southeast Asia. In the prior year, the Company exercised its option to acquire an equity position in BHS - Brazilian Helicopter Services Taxi Aereo Ltda. (“BHS”). Regulatory approval was received subsequent to the third quarter of the current year and therefore, consolidation of BHS will occur during the fourth quarter of fiscal 2007. See further discussion in the Significant Events - Acquisitions section of this MD&A.

During the third quarter, Global Operations was awarded a new EMS contract with the Ambulance Service of New South Wales for the provision of five aircraft in the Greater Sydney area. The contract will commence in 2007 and calls for AW139 and EC145 helicopters. The contract term is seven years, with three years of extension options.

At January 31, 2007 there were 128 aircraft operating in this segment, consisting of 24 heavy, 84 medium aircraft, one light and 19 fixed-wing.

European Operations

European Operations performance continued to be impacted during the third quarter by aircraft availability issues relating to new aircraft types. Aircraft availability issues arise due to unscheduled maintenance and modification activities required on new aircraft types, mainly the Sikorsky S92 and AgustaWestland AW139, and result in the loss of revenue, the requirement to lease aircraft to meet contract commitments while new aircraft are unavailable and contract penalties paid to customers. Aircraft availability issues continue to have a significant negative impact on operating results.

Revenue from the Company’s European Operations segment for the three months ended January 31, 2007 was $135.5 million, an increase of $9.5 million from the same period last year. This change was attributable to an increase in revenue of $5.9 million and a favourable FX impact of $3.6 million. Revenue increased compared to the same period last year due to new contracts including Marathon, Nexen, Perenco UK Limited and Tullow Oil. In addition, rate increases on new aircraft types have resulted in increased revenue. These increases are partially offset by a decrease in revenue as a result of reduced flying hours of 2,208 hours from the same period last year. The flying hours have decreased as a result of aircraft availability issues and the loss of contracts with bp in Norway and ConocoPhillips. As in prior years, European Operations’ flying hours decreased by 1,700 hours from the second quarter of the current year due to the impact of winter weather and a slow down during the holiday season.

For the nine months ended January 31, 2007, revenue increased $2.0 million to $400.1 million. This increase reflects revenue growth of $10.2 million offset by an unfavourable FX impact of $8.2 million. The revenue growth is due to revenue earned on new customer contracts with Marathon, Nexen, Perenco UK Limited and Tullow Oil, the movement from pooled aircraft to sole-use aircraft by numerous customers, and increased fuel rate costs of approximately $2.0 million recharged to customers. These increases were partially offset by reduced contract and ad hoc revenue relating to aircraft availability issues and the loss of contracts with bp and ConocoPhillips. Flying hours for the nine months ended January 31, 2007 decreased by 4,393 hours to 69,052 hours. Flying hours are expected to increase as contracts commence with the United Kingdom Maritime and Coastguard Agency, Statoil and Apache over the next twelve months.

Segment EBITDAR for the three months ended January 31, 2007 was $23.7 million, a decrease of $1.0 million from the same period last year. This decrease was primarily attributable to a decrease in segment EBITDAR of $1.2 million, partially offset by a favourable FX impact of $0.2 million. European Operations has added six aircraft to its fleet since the same period in the prior year, which is partially offset by aircraft returned to Heli-One for redeployment. Most of the aircraft added to the fleet are new aircraft types including AgustaWestland AW139, Sikorsky S92 and Eurocopter EC155B aircraft. The introduction of new aircraft types to meet the requirements of new and existing customers has resulted in aircraft introduction costs of approximately $1.0 million expensed during the third quarter primarily relating to the training of personnel. In addition to the introduction costs, segment EBITDAR has also been significantly impacted by aircraft availability issues on these new aircraft types. There has been a significant amount of maintenance and modifications required relating to these new aircraft types. The cost of aircraft availability issues for the three months ended January 31, 2007 is approximately $2.9 million, which arises from customer service penalties and reduced contract revenue as substitute aircraft do not earn the same rates as new aircraft types.

For the nine months ended January 31, 2007, segment EBITDAR was $73.4 million, a decrease of $8.4 million from the same period last year. This decrease reflects a decrease in segment EBITDAR of $4.0 million and an unfavourable FX impact of $4.4 million. The reasons for the decrease in segment EBITDAR for the nine months ended January 31, 2007 were consistent with those noted above for the third quarter, including aircraft introduction costs expensed during the period of approximately $5.1 million and costs associated with aircraft availability issues of $4.8 million.

So far this year the Sikorsky S92 and AgustaWestland AW139 have had a combined availability rate of 75%. Even though it is normal that new aircraft types have a lower rate of availability during the introduction period, the current performance of the S92 and AW139 is unacceptable. The Company is currently in discussions with the manufacturers to remedy this situation as soon as possible by increasing spare parts production and improving technical support and aircraft design.

For the three months ended January 31, 2007, European Operations experienced an operating loss of $2.0 million, a decrease of $6.1 million from operating income earned for the same period last year. This decrease is primarily due to increased lease costs of $5.6 million and decreased segment EBITDAR. Lease costs have increased due to the addition of expensive, technologically advanced aircraft in the European Operations fleet and $0.6 million in short-term lease costs on aircraft required to improve aircraft availability.

For the nine months ended January 31, 2007, European Operations experienced an operating loss of $0.2 million, a decrease of $20.4 million from the operating income earned for the same period last year. This decrease is primarily due to increased lease costs of $14.7 million, an unfavourable FX impact of $3.3 million and decreased segment EBITDAR.

During the third quarter, European Operations was awarded a new contract with TOTAL E&P Norge AS for the provision of helicopter transportation services from Stavanger and Kristiansund, Norway, commencing in early 2008. A Eurocopter EC225 will be deployed on the contract. The contract is for three years, plus three two-year options, and is expected to generate annual revenue of approximately $9.0 million.

During the three months ended January 31, 2007, European Operations lost one medium aircraft in a helicopter accident. The cause of the accident has not yet been ascertained as it is still under investigation by both the Company and the Air Accidents Investigation Branch. See further discussion in the Significant Events section of this MD&A.

At January 31, 2007 there were 75 aircraft operating in this segment, consisting of 47 heavy and 28 medium aircraft.

Heli-One

The third quarter was another strong quarter for Heli-One, with increases in revenue, segment EBITDAR and operating income. Revenue from external customers for the Heli-One segment for the three months ended January 31, 2007 was $45.5 million, an increase of $4.7 million from the same period last year. This increase was due to revenue growth of $4.2 million and a favourable FX impact of $0.5 million. Both external fleet and R&O revenues have increased compared to the same period last year. External fleet revenue has increased due to incremental lease revenue on a larger fleet, including new leasing contracts in Mexico, Brazil, and the US. R&O revenue has increased due to an increase in customer flying hours, new PBH contracts in Brazil, Malaysia, and Mexico and an increase in base maintenance activities. Base maintenance activities increased primarily as a result of the consolidation of the recently acquired Heli-Dyne during the third quarter of the current year.

Revenue from external customers for the nine months ended January 31, 2007 was $127.1 million, an increase of $18.5 million from the same period last year. This increase was due to revenue growth of $23.4 million partially offset by an unfavourable FX impact of $4.9 million. The increase in revenue was primarily attributable to the reasons noted above for the third quarter.

Internal revenues have increased by $11.8 million to $93.3 million for the three months ended January 31, 2007, compared to the same period last year. This increase is due to incremental lease revenue on an increase in the number of technologically advanced aircraft deployed by European Operations and Global Operations over the same period last year. Internal R&O revenue has increased due to PBH earned on an increase in flying hours. Internal revenues are expected to continue to grow as Global Operations and European Operations deploy more aircraft and increase flying activity.

Segment EBITDAR for the three months ended January 31, 2007 was $66.6 million, an increase of $13.4 million from the same period last year. This increase is primarily due to segment EBITDAR earned on increased external and internal revenue and a favourable FX impact of $1.1 million. Segment EBITDAR from fleet leasing has increased due to an increase in the number of aircraft in the fleet. Segment EBITDAR from R&O has increased primarily due to an increase in revenue which is partially offset by increased internal work at lower margins. It should be noted that $1.3 million in segment EBITDAR relating to Survival-One is now included in the results of discontinued operations for the three months ended January 31, 2007. The number of aircraft in the Heli-One fleet has increased by 20 aircraft to 47 aircraft at January 31, 2007 compared to the same period last year. The increase is due to the addition of aircraft to the fleet that are not yet deployed in the flying operations as the aircraft are undergoing post-delivery modifications and an increase in the number of aircraft leased to third-parties. Of the 47 aircraft in the Heli-One fleet, eight aircraft are undergoing post-delivery modifications, four are undergoing major inspections, 24 aircraft are leased to third-parties including customers in Brazil, Mexico and the US and eleven aircraft are available for sale.

Segment EBITDAR for the nine months ended January 31, 2007 was $194.3 million, an increase of $25.8 million from the same period last year. The increase is primarily due to segment EBITDAR earned on increased fleet revenue, partially offset by an unfavourable FX impact of $2.7 million, a reduction in segment EBITDAR from R&O due to increased internal work at lower margins and increased maintenance costs on new aircraft in the Company’s fleet. It should be noted that $3.8 million in segment EBITDAR relating to Survival-One is now included in the results of discontinued operations for the nine months ended January 31, 2007.

Operating income for the three months ended January 31, 2007 was $28.5 million, an increase of $3.5 million from the same period last year. This increase was primarily due to an increase in segment EBITDAR and a favourable FX impact of $1.7 million. These increases are partially offset by an increase in external lease charges of $9.7 million and an increase in amortization of $3.8 million. External lease costs for the third quarter were higher than the same period last year due to an increase in the percentage of leased aircraft in the fleet and an increase in the interest component of lease costs.

Operating income for the nine months ended January 31, 2007 was $90.7 million, an increase of $4.2 million over the same period last year. This increase is primarily due to an increase in segment EBITDAR and a favourable FX impact of $1.3 million, partially offset by an increase in external lease charges of $20.6 million due to the reasons noted above for the third quarter and a decrease in the gain on disposal of assets of $2.7 million. During the second quarter of the current year, seven helicopters were sold at a combined loss of approximately $1.6 million. The majority of the loss related to one heavy helicopter. As well, during the second quarter, Heli-One divested of a small, non-core parts trading business, originally acquired as part of the Schreiner acquisition, for a loss of approximately $0.7 million.

The Company continues to develop its Heli-One operations in anticipation of growth opportunities in this segment. The Company has 76 aircraft (35 heavy and 41 medium aircraft) on order, eight of which are expected to be delivered in the fourth quarter of the current year, with the remaining 68 aircraft expected to be delivered over the next five years. These orders include the EC225 contract discussed below. The Company expects that the majority of these aircraft will be used internally to support continued growth. Significant opportunities also exist from the continued development of Heli-One’s North American repair and overhaul facilities through the establishment of the repair and overhaul facility at Boundary Bay Airport in Delta, BC, Canada expected to be completed in the third quarter of fiscal 2008. In addition, the acquisition of Heli-Dyne, a helicopter completion and maintenance centre based in Hurst, Texas, during the third quarter will support future growth.

Subsequent to the third quarter:

•
Heli-One secured a five year helicopter lease and maintenance contract, plus two option years, with AB Norrlandsflyg of Sweden commencing in January 2008. Heli-One will provide Norrlandsflyg with two new Sikorsky S-76C++ helicopters in SAR configuration and will support the helicopters’ major components through a PBH maintenance agreement. Norrlandsflyg will operate the aircraft in a SAR capacity for the Swedish Maritime Agency.

•	Heli-One announced that it has secured contracts with major European Air Forces as follows:

1.	Modifications to twelve Royal Norwegian Air Force Bell 412SP helicopters and upgrades to a further six 412 helicopters from SP to HP models. Work will be carried out in 2007 and 2008.

2.	S-61A fleet support for Royal Danish Air Force, including C-inspections, component repair and overhaul, and personnel support.

3.	Phase inspections on two Royal Netherlands Air Force AS532U2 Cougar helicopters (with options for a further five inspections) to be performed at Royal Netherlands Air Force facilities in Woensdrecht.

•
The Company announced the signing of a contract with Eurocopter for the purchase of 16 new EC225 helicopters. Total value of the contract is approximately $430 million (€280 million). These aircraft are expected to be delivered between fiscal 2008 and fiscal 2012.

The Company plans to use these aircraft in support of new offshore oil and gas contracts and potentially as SAR aircraft to meet the unprecedented demand from various customers in both the offshore oil and gas industry and government sponsored SAR. The EC225 fleet will be fully supported by Heli-One who will provide total maintenance, repair and overhaul (“MRO”) support for the advanced EC225. Heli-One has been granted an exclusive license to perform repair and overhaul on EC225 components.

Corporate and Other

Corporate and Other costs of $10.6 million in the three months ended January 31, 2007 increased $5.1 million from the same period last year. The increase in costs related primarily to $2.2 million incurred relating to the Company's SOX Section 404 project. The Company expects increased costs to continue through the remainder of the year as the project continues. In addition, $1.1 million in contract settlement costs were incurred during the third quarter and there was an increase in professional fees compared to the same period last year. The Company expensed $1.4 million in the third quarter as its portion of the insurance cost relating to the helicopter accident discussed in the Significant Events section of this MD&A.

For the nine months ended January 31, 2007, costs increased $11.9 million to $29.8 million from the same period last year. The increase in costs is attributable to the reasons noted above for the third quarter as well as costs of approximately $1.6 million in the first quarter of the current year associated with the departure of a former executive of the Company and year-to-date costs of $5.7 million associated with the Company’s SOX Section 404 project.

Financing Charges

Financing charges of $9.1 million were expensed in the third quarter, compared to $17.8 million expensed in the same period last year. The decrease in the third quarter relates primarily to:

•
A $2.7 million increase in interest on long-term debt relating to the Company’s investment in aircraft deposits, aircraft purchases, working capital and other capital asset additions made in the last twelve months;

•
A $2.8 million gain (compared to a $2.6 million loss in the same period last year) primarily due to the repatriation of cash from foreign jurisdictions to Canada. This resulted in a permanent reduction in the Company’s net investment in foreign subsidiaries and a release of previously deferred foreign exchange gains. Additional gains or losses may be realized in the future as additional cash is repatriated;

•	A $1.6 million gain (compared to a $4.2 million loss in the same period last year) relating to:

•	internal financing arrangements between subsidiaries of the Company in currencies other than their functional currencies. These balances continue to be closely monitored; and

•	revaluation of foreign currency denominated monetary assets and liabilities.

Income Taxes

Income tax expense on earnings from continuing operations for the three and nine months ended January 31, 2007 was $5.4 million and $13.0 million, respectively, compared to $0.2 million and $8.6 million, respectively, for the same periods last year. Included in the tax provision for the three and nine months ended January 31, 2007 were adjustments related to previously recorded income tax liabilities and assets, which increased the Company’s tax expense by approximately $2.2 million. The Company’s average effective tax rate, excluding restructuring costs or recoveries and other items, for the nine months ended January 31, 2007 was 25.8% compared to 22.9% for the same period last year. The higher rate was primarily due to an increase in the proportion of earnings in jurisdictions with higher income tax rates and an increase in non-recoverable foreign withholding and other taxes.

Operating Activities

Cash provided by operating activities for the three months ended January 31, 2007 was $53.1 million, compared to cash used of $2.8 million for the same period last year. The cash provided by operating activities of $53.1 million is largely the result of a $34.9 million change in non-cash working capital combined with net earnings from continuing operations of $11.9 million and various changes in non-operating items not involving cash.

The change in non-cash working capital was impacted by the following:

•
A decrease in accounts receivables of $25.4 million due to an improvement in the days sales receivables outstanding offset by an increase in receivables of $2.1 million related to the acquisition of Heli-Dyne.

•	An increase in prepaid expenses of $17.6 million. This increase is largely related to the advancement of security deposits of $17.9 million related to future lease transactions.

•
An increase in the payables and accruals of $23.0 million, including an increase of $2.1 million related to the consolidation of Heli-Dyne. The remainder of the increase was largely related to the accrual of $22.1 million in aircraft deposits owing at the end of the third quarter.

Cash provided by operating activities for the nine months ended January 31, 2007 was $84.1 million compared to $37.3 million for the same period last year.

Cash provided by operating activities from discontinued operations for the three and nine months ended January 31, 2007 were $1.7 million (2006 - $0.9 million) and $4.0 million (2006 - $2.5 million), respectively.

Financing Activities

During the quarter the Company’s total net debt increased by $30.6 million.

Change in Total Net Debt Position[1] During Q3 - 2007 (in millions of Canadian dollars)
Opening balance, October 31, 2006	$705.6
Increase in net debt	0.2
Foreign exchange	30.4
Ending balance, January 31, 2007	$736.2

1  Net debt is comprised of total debt less cash and cash equivalents.

Financing activities provided cash of $16.0 million during the third quarter, compared to $34.0 million for the same period last year. Long-term debt proceeds exceeded repayments by $20.8 million during the third quarter, compared to $38.0 million in the same period last year. The Company paid a dividend of $5.3 million during the third quarter, compared to a $4.3 million dividend payment in the same period last year.

Financing activities provided cash of $113.8 million during the nine months ended January 31, 2007, compared to $74.8 million for the same period last year. Long-term debt proceeds exceeded repayments by $126.5 million during the nine months ended January 31, 2007, compared to $85.8 million for the same period last year.

Cash provided by financing activities from discontinued operations for the third quarter was $nil (2006 - cash used of $0.2 million). Cash used by financing activities from discontinued operations for the nine months ended January 31, 2007 was $1.3 million (2006 - cash provided of $0.1 million).

During the third quarter, the Company agreed to terms for additional operating lease facilities. In addition to new aircraft deliveries, the Company has identified aircraft that it currently owns that will be leased under these and other facilities. This combined with the recovery of aircraft deposits through financing arrangements will result in significant proceeds to support continued aircraft acquisitions in fiscal 2007 and beyond. The Company also agreed to terms for an additional $60.0 million on its senior credit facilities during the third quarter.

During the third quarter, the Company reclassified the outstanding balance under the senior revolving credit facility and related swing line to “Current portion of debt obligations” in the consolidated financial statements, as the facility is due for renewal in December 2007. The Company is currently in discussions with financiers to renew the facility.

At January 31, 2007, the Company had unused capacity under its credit facilities of $78.8 million (April 30, 2006 - $147.1 million) and cash and cash equivalents of $51.8 million (April 30, 2006 - $26.3 million), for a total of $130.6 million (April 30, 2006 - $173.4 million).

Investing Activities

Cash used in investing activities was $49.7 million for the third quarter, compared to $46.5 million for the same period last year. Additions to property and equipment during the quarter totalled $73.8 million, compared to $83.0 million in the same period last year. The current quarter additions were comprised of (i) $41.5 million for the purchase of four aircraft; (ii) $3.9 million for aircraft modifications; (iii) $7.1 million related to buildings and other equipment; and (iv) $21.3 million related to investments in repairable parts to support new aircraft and aircraft types. Aircraft expenditures consisted of combined aircraft purchases of $57.8 million less the application of deposits of $16.3 million.

The Company advanced new aircraft deposits of $35.4 million (2006 - $69.1 million) during the third quarter on a variety of aircraft. The Company novated certain of its aircraft purchases to lessors during the third quarter and has been reimbursed $39.9 million in deposits from aircraft manufacturers, resulting in a net recovery of aircraft deposits of $4.5 million. Capital expenditures for helicopter major inspections during the third quarter totalled $6.7 million (2006 - $5.1 million). These expenditures were financed from net proceeds totalling $33.0 million (2006 - $111.5 million), primarily from proceeds received on two sale-leaseback transactions.

Cash used in investing activities for the nine months ended January 31, 2007 was $175.2 million, compared to $116.4 million for the same period last year. The increased use of cash of $58.8 million over the same period last year is mainly related to the addition of 30 aircraft in the first nine months of the current year and an increase in advances to BHS.

Cash used by investing activities from discontinued operations for the three and nine months ended January 31, 2007 was $0.7 million (2006 - $0.4 million) and $1.7 million (2006 - $2.3 million), respectively.

Risks and Uncertainties

Except for the discussion contained elsewhere in this MD&A, there has been no significant change in the risks and uncertainties to the Company as outlined in the MD&A contained in the Company’s 2006 Annual Filings and as detailed in the Company’s 2006 Annual Information Form filed with Canadian Securities Administrators and in the Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.

Foreign Currency

The Company’s reporting currency is the Canadian dollar. However, a significant portion of revenue and operating expenses are denominated in the reporting currencies of the Company’s principal foreign operating subsidiaries, which consist primarily of pound sterling, Norwegian kroner, US dollars, Australian dollars, South African rand and euros. In addition, certain revenue and operating expenses are transacted in currencies other than the reporting currencies of these subsidiaries. The FX impact on revenue and operating income is comprised of (i) foreign exchange on the translation of the financial results of the foreign subsidiaries into Canadian dollars (“translation impact”); and (ii) foreign exchange on the translation of foreign currency denominated transactions into the reporting currencies of the subsidiaries (“transaction impact”).

The total favourable FX impact on revenue for the three months ended January 31, 2007 was $3.4 million. This consisted of a favourable translation impact of $1.3 million and a $2.1 million favourable transaction impact.

The total unfavourable FX impact on revenue for the nine months ended January 31, 2007 was $28.2 million. This consisted of an unfavourable translation impact of $31.3 million and a $3.1 million favourable transaction impact.

The total favourable FX impact on operating income for the three months ended January 31, 2007 was $1.2 million. This consisted of a favourable translation impact of $0.7 million and a favourable transaction impact of $0.5 million.

The total unfavourable FX impact on operating income for the nine months ended January 31, 2007 was $3.2 million. This consisted of an unfavourable translation impact of $2.6 million and an unfavourable transaction impact of $0.6 million.

As at January 31, 2007, the Company’s total net debt was denominated (before currency swaps) in the following currencies:

	(Thousands)
Currency	Debt in Original Currency		Canadian Equivalent
Euro		€36,513	$55,967
Pound sterling		£6,437	14,884
U.S. dollar	US $	480,026	566,047
Canadian dollar		$151,051	151,051
Cash and cash equivalents (various currencies)			(51,784)
Total Net Debt			$736,165

Of the US $480.0 million of US dollar denominated debt at January 31, 2007, US $55.0 and US $145.0 million were converted to £28.9 million and NOK 942.3 million, respectively, through the use of currency swaps.

	Month End Foreign Exchange Rates
	January 31, 2007	January 31, 2006
USD - CAD	1.1792	1.1439
NOK - CAD	0.1883	0.1719
GBP - CAD	2.3123	2.0377
EUR - CAD	1.5328	1.3906

	Year-to-Date Average Foreign Exchange Rates
	January 31, 2007	January 31, 2006
USD - CAD	1.1310	1.1979
NOK - CAD	0.1789	0.1836
GBP - CAD	2.1419	2.1364
EUR - CAD	1.4493	1.4545

Financial Instruments

The Company periodically enters into interest rate swaps, forward foreign exchange contracts, equity forward pricing agreements and other derivative instruments to hedge the Company’s exposure to interest rate risk, foreign currency exchange risk and stock price volatility in connection with its stock appreciation rights plans. The Company does not enter into derivative transactions for speculative or trading purposes.

During the period ended January 31, 2007 the Company continued its designation of its US $400.0 million 7⅜% senior subordinated notes and related forward foreign exchange contracts as effective hedges of the Company’s net investments in certain self-sustaining operations in Canada, the UK, the Netherlands and Norway. The Company also has designated other pound sterling, euro and US dollar denominated debt as hedges of its net investments in its self-sustaining operations in the UK, the Netherlands, and Canada respectively. As a result of these effective hedging relationships, revaluation gains and losses on debt, the net investments and forward foreign exchange contracts are offset in the cumulative translation adjustment account in the equity section of the balance sheet in accordance with Canadian GAAP.

The Company has also entered into foreign currency forward contracts to reduce its exposure to currency fluctuations. These derivatives were designated as effective hedges of anticipated foreign currency revenues or expenses for certain of its operations.

Seasonality

The impact of seasonality on the Company’s revenue and net earnings is discussed under “Quarterly Information”. The Company’s European Operations are most affected by seasonality as flying in the North Sea is impacted somewhat by winter weather and slow downs during the holiday season.

Share Data

The number of issued and outstanding shares and stock options as at February 28, 2007 was as follows:

(000s)
Class A subordinate voting shares	36,937
Class B multiple voting shares	5,861
Ordinary shares	22,000
Stock Options	3,799

The number of Class A subordinated voting shares that would be issued upon conversion of Class B multiple voting shares, share options and convertible debt as at February 28, 2007 remained unchanged from January 31, 2007 as detailed in Note 10 to the unaudited consolidated interim financial statements to which this MD&A relates.

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent liabilities as at and during the reported dates. By their nature these estimates are subject to measurement uncertainty. The effect on the financial statements of changes in such estimates in future periods could be material and would be accounted for in the period a change occurs. The Company’s critical accounting estimates outlined in the MD&A included in the Company’s 2006 Annual Filings remain unchanged at January 31, 2007.

Accounting Policies

There have been no changes in accounting policies from the 2006 audited annual consolidated financial statements of the Company.

Impact of New Accounting Standards

In 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 1530 - Comprehensive Income, Section 3251 - Equity, Section 3855 - Financial Instruments - Recognition and Measurement, Section 3861 - Financial Instruments, Disclosure and Presentation, and Section 3865 - Hedges. The new standards increase harmonization with US GAAP and will require the following:

•
Financial assets will be classified as either held-to-maturity, held-for-trading, loans and receivables or available-for-sale. Held-to-maturity classification will be restricted to fixed maturity instruments that the Company intends and is able to hold to maturity and will be accounted for at amortized cost. Held-for-trading instruments will be recorded at fair value with realized and unrealized gains and losses reported in net income. Loans and receivables will include loans and receivables except debt securities, accounted for at amortized cost. The remaining financial assets will be classified as available-for-sale. These will be recorded at fair value with unrealized gains and losses reported in a new category of the balance sheet under shareholders’ equity called other comprehensive income (“OCI”);

•
Financial liabilities will be classified as either held-for-trading or other. Held-for-trading instruments will be recorded at fair value with realized and unrealized gains and losses reported in net income. Other instruments will be accounted for at amortized cost with gains and losses reported in net income in the period that the liability is derecognized; and

•
Derivatives will be classified as held-for-trading unless designated as hedging instruments. All derivatives, including embedded derivatives that must be separately accounted for, will be recorded at fair value on the balance sheet. For derivatives that hedge the changes in fair value of an asset or liability, changes in the derivatives’ fair value will be reported in net income and be substantially offset by changes in the fair value of the hedged asset or liability attributable to the risk being hedged. For derivatives that hedge variability in cash flows, the effective portion of the changes in the derivatives’ fair value will be initially recognized in OCI and the ineffective portion will be recorded in net income. The amounts temporarily recorded in OCI will subsequently be reclassified to net income in the periods when net income is affected by the variability in the cash flows of the hedged item.

The guidance will apply to interim and annual financial statements relating to the Company’s fiscal year beginning on May 1, 2007. The Company is currently evaluating the implications of these Sections. However, the impact of implementing these new Sections is highly dependent on fair values, outstanding positions and hedging strategies at the time of adoption.

Subsequent to the issuance of the above Sections, the CICA issued Section 3862 - Financial Instruments - Disclosures and Section 3863 - Financial Instruments - Presentation. Section 3862 will be harmonized with International Financial Reporting Standard 7 - Financial Instruments: Disclosure and replaces the existing disclosure requirements contained in Section 3861. Section 3862 places emphasis on disclosure of risks associated with recognized and unrecognized financial instruments and how these risks are managed. Disclosures surrounding concentration, credit, liquidity and price risk are simplified. Section 3863 carries forward the existing presentation requirements contained in Section 3861. These Sections will apply to interim and annual financial statements relating to the Company’s fiscal year beginning on May 1, 2008. The Company is currently evaluating the implications of these Sections.

In July 2006, the CICA revised Section 1506 - Accounting Changes, which requires that (i) voluntary changes in accounting policy are made only if they result in the financial statements providing reliable and more relevant information, (ii) changes in accounting policy are generally applied retrospectively, and (iii) prior period errors are corrected retrospectively. Section 1506 is effective for the Company’s fiscal year beginning May 1, 2007. Section 1506 could have a material impact on the financial statements if a change in accounting policy were to occur.

In September 2006, the CICA Emerging Issues Committee issued Abstract No. 163 - Determining the Variability to be Considered in Applying AcG-15 (“EIC-163”). EIC-163 concludes that the “by-design” approach should be the single method used to assess variability when applying AcG-15 - Consolidation of Variable Interest Entities. The by-design analysis focuses on the role of a contract or arrangement in the design of the entity, rather than its legal form or accounting classification. EIC-163 requires an analysis of the design of the entity in determining the variability to be considered in applying AcG-15 using a two-step approach. The first step is to analyze the nature of the risks in the entity. The second step is to determine the purpose(s) for which the entity was created and determine the variability (created by the risks identified in Step 1) the entity is designed to create and pass along to its interest holders. The guidance may be applied to all entities (including newly created entities) with which an enterprise first becomes involved, and to all entities previously required to be analyzed under AcG-15 when a reconsideration event has occurred, effective for the Company’s interim period beginning February 1, 2007. The Company is currently evaluating the implications of this Abstract.

In March 2007, the CICA Emerging Issues Committee issued Abstract No. 164 - Convertible and Other Debt Instruments with Embedded Derivatives (“EIC 164”). EIC 164 addresses the situation where a company issues a debt instrument that is convertible at any time at the holder’s option into a fixed number of common shares. Upon conversion, the issuer is either required or has the option to satisfy all or part of the obligation in cash. The instrument may also permit the issuer to redeem the instrument prior to maturity, and/or permit the holder to force the issuer to redeem the instrument prior to maturity. This Abstract provides guidance on various issues related to such debt instruments, including:

•	Whether the instrument contains both a liability element and an equity element that are required to be accounted for separately.

•	Whether the instrument contains any embedded derivatives that are required to be accounted for separately.

•	How the issuer should account for the instrument (e.g. fair value, amortized cost).

•	How the liability element of the instrument should be classified in the financial statements (current or long-term).

•	How any embedded derivative in the instrument and the host debt instrument should be presented in the financial statements.

•	How to account for any future tax aspects of the instrument.

•	How the instrument should be treated in earnings per share computations.

The answer to each of these issues is dependent on the specific features of the debt instrument issued by a company. The accounting treatment in this Abstract should be applied retrospectively to financial instruments accounted for in accordance with Section 3855 in financial statements issued for interim and annual periods ending on or after June 30, 2007. In the case of the Company, this Abstract will apply to the first quarter ended July 31, 2007. The Company is currently evaluating the implications of this Abstract.

Related Party Transactions

1.
In the course of its regular business activities, the Company enters into routine transactions with parties subject to significant influence by the Company (most significantly revenue from Aero Contractors of Nigeria) and direct costs related to transactions with parties affiliated with the controlling shareholder. These transactions are measured at the amounts exchanged, which is the amount of consideration determined and agreed to by the related parties. Transactions with related parties for the three and nine month periods ended January 31, 2007 and 2006 are summarized as follows:

	Three Months Ended		Nine Months Ended
	January 31, 2007	January 31, 2006	January 31, 2007	January 31, 2006
Revenues from related parties	$20,187	$16,641	$63,431	$46,393

Direct costs paid to related parties	$6	$334	$432	$438

	As at
	January 31, 2007	April 30, 2006
Amounts receivable in respect of such revenues	$5,538	$21,878

2.
During fiscal 2000, in connection with securing tender credit facilities, the Company received an unsecured, subordinated, convertible 12% loan from an affiliate of the controlling shareholder in the amount of $5.0 million. This loan is subordinated to the Company's senior credit facilities and its senior subordinated notes. The loan is convertible into Class A subordinate voting shares at $3.63 per share. The estimated value of the loan proceeds attributable to the conversion feature of $1.0 million was allocated to contributed surplus. The equivalent reduction in the carrying value of the loan is amortized to earnings over the term of the loan. Interest expense of $0.2 million (2006 - $0.2 million) and $0.6 million (2006 - $0.6 million), including amortization of the above noted discount, was recorded on the loan during the three and nine months ended January 31, 2007.

Tax Contingencies

The business and operations of the Company are complex and have included a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income, payroll and other taxes involves many factors including the interpretation of relevant tax legislation in various jurisdictions in which the Company is subject to ongoing tax assessments. When applicable, the Company adjusts the previously recorded income tax expense, direct costs, interest and the associated assets and liabilities to reflect changes in its estimates or assessments. These adjustments could have a material impact on the Company’s results of operations.

Quarterly Information

The table below provides a summary of the Company’s revenue, net earnings from continuing operations, net earnings, total assets, total long-term financial liabilities, cash dividends per share declared, net earnings per share from continuing operations and net earnings per share for each of the eight most recent quarters. All information has been restated for various restatements and adjustments as outlined in Notes 3 and 4 to the Company’s fiscal 2006 audited consolidated financial statements and Notes 2 and 3 to the unaudited consolidated interim financial statements enclosed.

Period	Revenue	Net earnings from continuing operations	Net earnings	Total assets	Total long-term financial liabilities	Cash dividends per share declared	Net earnings per share from continuing operations		Net earnings per share
	(in millions of Canadian dollars)						Basic	Diluted	Basic	Diluted
Q4-2005	$237.4	17.8	17.2	1,686.7	934.4	-	0.42	0.39	0.41	0.38
Q1-2006	$243.0	18.8	19.2	1,669.8	975.2	-	0.45	0.41	0.46	0.42
Q2-2006	$252.3	39.2	39.2	1,675.1	939.1	0.40	0.93	0.85	0.93	0.85
Q3-2006	$253.5	21.4	21.5	1,685.6	945.8	-	0.51	0.47	0.51	0.47
Q4-2006	$248.2	12.1	10.8	1,678.3	911.7	-	0.29	0.26	0.26	0.23
Q1-2007	$263.2	9.0	8.8	1,838.2	1,043.4	-	0.21	0.20	0.21	0.19
Q2-2007	$273.0	8.3	8.9	1,839.0	1,018.2	0.50	0.20	0.18	0.21	0.20
Q3-2007	$300.8	12.0	12.8	2,012.6	877.6	-	0.28	0.26	0.30	0.28

There is some impact of seasonality in the quarterly results in the foregoing table. The seasonal variations are due primarily to variations in the activity levels of the Company’s oil and gas industry customers’ exploration and development activities.

Foreign exchange has had a significant impact on quarterly revenue levels on a year-over-year basis. Quarterly revenues in fiscal 2007, in comparison to quarterly revenues for fiscal 2006, have been impacted by foreign exchange in the following amounts: Q1-$(22.3) million, Q2-$(9.3) million and Q3-$3.4 million.

Quarterly revenue, net earnings from continuing operations and net earnings in the table above were impacted by the following significant items that affect their comparability (not all variances are listed, including variances from restructuring and debt settlement costs):

1.	Results for Q2 of fiscal 2006 included a pre-tax gain of $21.8 million for the sale of the Company’s remaining interest in CHL and other long-term investments.

2.	Results for Q3 of fiscal 2006 included a pre-tax gain of $15.7 million for the sale of the Company’s equity interest in Inaer.

3.	Results for Q1 of fiscal 2007 included aircraft introduction costs of approximately $5.5 million in support of future growth.

4.	Results for Q1 of fiscal 2007 included costs of approximately $1.2 million related to the SOX Section 404 internal control implementation project.

5.	During Q2 of fiscal 2007, the Company incurred aircraft introduction costs of approximately $4.9 million in support of future growth.

6.
Results for Q2 of fiscal 2007 included foreign exchange losses of approximately $6.6 million relating to various items including repatriation of cash to Canada, internal financing arrangements between subsidiaries of the Company in currencies other than their functional currencies, and short-term imbalances in third-party trade and other balances in the Company’s Norwegian and South African subsidiaries.

7.	Results for Q2 of fiscal 2007 included costs of approximately $2.4 million related to the SOX Section 404 internal control implementation project.

8.	Results for Q3 of fiscal 2007 included aircraft introduction costs of $2.9 million in support of continued future growth.

9.	Results for Q3 of fiscal 2007 included costs of approximately $2.2 million related to the SOX Section 404 internal control implementation project.

10.	Results for Q3 of fiscal 2007 included costs of approximately $4.1 million associated with aircraft availability issues.

11.	Results for Q3 of fiscal 2007 included a decrease of approximately $4.6 million in net provisions on trade receivables that have been collected.

12.	Results for Q3 of fiscal 2007 included tax adjustments (FIT and other) of approximately $2.2 million recorded in the third quarter. See further discussion in the Income Taxes section of this MD&A.

Summary Financial Data - US Dollars

Certain summary financial data from the January 31, 2007 unaudited consolidated interim financial statements have been translated into US dollars. This translation is included solely as supplemental information for the convenience of the reader. The data has been translated at the exchange rate at January 31, 2007 of $1.1792 = US $1.00.

Financial Highlights
(in millions of US dollars, except per share amounts)

	Three Months Ended January 31, 2007	Nine Months Ended January 31, 2007	Year Ended April 30, 2006
Revenue	$255.1	$709.7	$845.5
Operating income	22.0	73.5	127.1
Net earnings from continuing operations	10.2	24.8	77.6
Net earnings (loss) from discontinued operations	-	0.3	(0.7)
Extraordinary item	0.7	0.7	-
Net earnings	10.9	25.9	76.9

Per Share Information
Basic
Net earnings from continuing operations	$0.24	$0.59	$1.85
Net earnings (loss) from discontinued operations	-	0.01	(0.02)
Extraordinary item	0.02	0.02	-
Net earnings	0.26	0.62	1.83
Diluted
Net earnings from continuing operations	$0.22	$0.54	$1.69
Net earnings (loss) from discontinued operations	-	0.01	(0.02)
Extraordinary item	0.02	0.02	-
Net earnings	0.24	0.57	1.67

CHC Helicopter Corporation Consolidated Balance Sheets Unaudited (in thousands of Canadian dollars) Incorporated under the laws of Canada
	As at
	January 31, 2007	April 30, 2006
Assets
Current assets
Cash and cash equivalents	$51,784	$26,331
Receivables (Note 5)	239,966	238,484
Future income tax assets	29,429	26,859
Inventory	110,746	91,884
Prepaid expenses	54,302	10,619
Assets of discontinued operations (Note 3)	3,884	3,857
	490,111	398,034
Property and equipment, net	1,147,307	919,364
Investments	7,016	5,422
Intangible assets	1,060	640
Goodwill	1,249	1,224
Other assets	308,535	296,352
Future income tax assets	38,512	39,848
Assets of discontinued operations (Note 3)	18,763	17,465
	$2,012,553	$1,678,349
Liabilities and shareholders’ equity
Current liabilities
Payables and accruals	$314,232	$219,913
Deferred revenue	2,326	2,608
Dividends payable	16,033	8,548
Income taxes payable	10,061	7,018
Future income tax liabilities	10,589	8,852
Current portion of debt obligations (Note 15)	239,262	24,948
Liabilities of discontinued operations (Note 3)	4,486	4,037
	596,989	275,924
Long-term debt	77,007	150,982
Senior subordinated notes	471,680	448,120
Other liabilities	137,884	132,431
Future income tax liabilities	187,987	176,708
Liabilities of discontinued operations (Note 3)	3,036	3,450
Shareholders’ equity	537,970	490,734
	$2,012,553	$1,678,349

See accompanying notes
Guarantees (Note 14) and Tax contingencies (Note 16)

CHC Helicopter Corporation
Consolidated Statements of Earnings
Unaudited
(in thousands of Canadian dollars, except per share amounts)

	Three Months Ended		Nine Months Ended
	January 31, 2007	January 31, 2006 (Restated Note 2)	January 31, 2007	January 31, 2006 (Restated Note 2)
Revenue	$300,801	$253,482	$836,911	$748,840
Direct costs	(246,106)	(206,320)	(672,626)	(592,477)
General and administration costs	(11,134)	(5,557)	(31,308)	(18,087)
Amortization	(17,573)	(13,912)	(46,173)	(41,491)
Restructuring (costs) recovery (Note 7)	-	(3,666)	2,050	(12,567)
Gain (loss) on disposal of assets	37	(261)	(2,212)	1,138
Operating income	26,025	23,766	86,642	85,356
Financing charges (Note 8)	(9,131)	(17,828)	(45,048)	(41,210)
Earnings from continuing operations before income taxes and undernoted items	16,894	5,938	41,594	44,146
Gain on sale of long-term investments	-	15,721	-	37,558
Equity earnings (loss) of associated companies and non-controlling interest	419	(53)	705	6,290
Income tax provision	(5,406)	(181)	(13,023)	(8,570)
Net earnings from continuing operations	11,907	21,425	29,276	79,424
Net earnings from discontinued operations (Note 3)	67	104	390	536
Net earnings before extraordinary item	11,974	21,529	29,666	79,960
Extraordinary item (Note 9)	810	-	810	-
Net earnings	$12,784	$21,529	$30,476	$79,960

Earnings per share (Note 11)
Basic
Net earnings from continuing operations	0.28	0.51	0.69	1.89
Net earnings from discontinued operations	-	-	0.01	0.01
Extraordinary item	0.02	-	0.02	-
Net earnings	0.30	0.51	0.72	1.90
Diluted
Net earnings from continuing operations	0.26	0.47	0.64	1.73
Net earnings from discontinued operations	-	-	0.01	0.01
Extraordinary item	0.02	-	0.02	-
Net earnings	0.28	0.47	0.67	1.74

See accompanying notes

CHC Helicopter Corporation Consolidated Statements of Shareholders’ Equity Unaudited (in thousands of Canadian dollars, except per share amounts)

	Nine Months Ended
	January 31, 2007	January 31, 2006 (Restated Note 2)
Retained earnings, beginning of period	$312,481	$238,854
Net earnings	30,476	79,960
Dividends	(21,375)	(17,083)
Retained earnings, end of period	321,582	301,731
Capital stock (Note 10)	241,060	239,997
Contributed surplus	5,689	4,054
Foreign currency translation adjustment	(30,361)	(91,957)
Total shareholders’ equity	$537,970	$453,825
Dividends declared per participating voting share	$0.50	$0.40

See accompanying notes

CHC Helicopter Corporation Consolidated Statements of Cash Flows Unaudited (in thousands of Canadian dollars)

	Three Months Ended		Nine Months Ended
	January 31, 2007	January 31, 2006 (Restated Note 2)	January 31, 2007	January 31, 2006 (Restated Note 2)
Operating activities
Net earnings from continuing operations	$11,907	$21,425	$29,276	$79,424
Non-operating items and items not involving cash:
Amortization	17,573	13,912	46,173	41,491
Loss (gain) on disposals of assets and long-term investments	(37)	(15,460)	2,212	(38,696)
Equity loss (earnings) of associated companies	(419)	53	(705)	(6,356)
Future income taxes	1,857	(3,566)	10,306	1,439
Defined benefit pension plans	1,440	3,931	2,286	16,198
Amortization of contract credits and deferred gains	(3,964)	(3,273)	(11,305)	(12,148)
Prepaid aircraft rental	(1,280)	1,162	(11,279)	2,109
Claims reserve	(4,832)	3,162	(4,990)	1,837
Deferred revenue	(2,091)	(881)	960	4,367
Other	(1,948)	(754)	2,354	(2,090)
	18,206	19,711	65,288	87,575
Change in non-cash working capital	34,922	(22,532)	18,834	(50,313)
Cash flow from operations	53,128	(2,821)	84,122	37,262
Financing activities
Long-term debt proceeds	62,378	214,745	265,410	464,382
Long-term debt repayments	(41,534)	(176,722)	(138,900)	(378,586)
Dividends paid	(5,334)	(4,267)	(13,882)	(11,526)
Capital stock issued	290	219	906	342
Other	234	-	279	187
	16,034	33,975	113,813	74,799
Investing activities
Property and equipment additions	(73,817)	(83,040)	(341,706)	(216,262)
Helicopter major inspections	(6,724)	(5,106)	(25,291)	(10,085)
Proceeds from disposal of assets and long-term investments	33,022	111,460	222,280	233,671
Junior loans receivable	(4,828)	1,077	(17,627)	532
Aircraft deposits	4,453	(69,130)	(10,732)	(118,735)
Restricted cash	5,235	(1,452)	7,143	(2,669)
Advances to and long-term receivables from BHS - Brazilian Helicopter Services Taxi Aero Ltda. ("BHS")	(6,210)	-	(18,029)	(3,363)
Deferred gains on sale-leasebacks of aircraft	2,145	(541)	14,684	1,036
Other	(2,997)	246	(5,932)	(558)
	(49,721)	(46,486)	(175,210)	(116,433)
Effect of exchange rate changes on cash and cash equivalents	2,656	(3,366)	1,504	(9,995)
Cash provided by (used in) continuing operations	22,097	(18,698)	24,229	(14,367)
Cash provided by discontinued operations (Note 3)	1,194	233	1,224	276
Change in cash and cash equivalents during the period	23,291	(18,465)	25,453	(14,091)
Cash and cash equivalents, beginning of period	28,493	55,765	26,331	51,391
Cash and cash equivalents, end of period	$51,784	$37,300	$51,784	$37,300

See accompanying notes

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended January 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

1.	Basis of presentation

These unaudited interim consolidated financial statements ("financial statements") include the accounts of CHC Helicopter Corporation and its directly and indirectly controlled subsidiaries (collectively, the “Company”). These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") applicable to interim consolidated financial statements and are in accordance with generally accepted accounting principles in the United States (“US GAAP”) except as described in Note 17. The disclosures in these interim financial statements do not meet all disclosure requirements of GAAP for annual financial statements and should be read in conjunction with the Company’s 2006 audited annual consolidated financial statements.

These financial statements follow the same accounting policies as the annual financial statements of the Company.

In the opinion of management, all adjustments necessary for a fair presentation are reflected in the financial statements. Such adjustments are of a normal and recurring nature. Financial results for the three and nine months ended January 31, 2007 are not necessarily indicative of financial results for the full year.

Certain prior period amounts have been reclassified to conform to the current period’s presentation. The most significant changes are as a result of certain restatements as outlined in Note 2 and the classification of Survival-One Limited (“Survival-One”) to discontinued operations outlined in Note 3.

2.	Prior period restatements

a)	Maintenance, classification and amortization of major components, spares and repairable parts

In fiscal 2006, the Company reviewed its accounting policies and their application relating to the maintenance, classification and amortization of major components, spares and repairable parts. As a result of this review, which identified the requirement to record additional amortization on these assets and other matters, the following restatements were implemented retroactively:

i)
Maintenance, repair and overhaul costs incurred on major components previously accounted for using the built-in overhaul method (owned aircraft) and the accrual method (leased aircraft) are now expensed as incurred using the direct expense method of accounting for both owned and leased aircraft.

ii)	Repairable parts are now classified entirely as capital assets and amortized over their estimated useful lives.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended January 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

2.	Prior period restatements (cont’d)

The Company believes the direct expense method is preferable because it eliminates the judgement and estimations needed to determine capital versus expense allocations of maintenance activities; it results in a consistent accounting policy for maintenance of both owned and leased aircraft major components; it is the predominant method used in the North American aviation industry, particularly among companies with large fleets of aircraft; and it better aligns the Company’s policies with recently issued guidance for the US aviation industry.

The impact of these changes on reported prior period financial statements is as follows:

Consolidated Statements of Earnings

	Three Months Ended	Nine Months Ended
	January 31, 2006	January 31, 2006
Direct costs	$3,624	$15,575
Amortization	(6,022)	(17,723)
Operating income	(2,398)	(2,148)
Income tax recovery	679	618
Net loss	$(1,719)	$(1,530)

Net loss per share
Basic
Net loss	$(0.04)	$(0.04)
Diluted
Net loss	(0.03)	(0.03)

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended January 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

2.	Prior period restatements (cont’d)

b)	Payroll taxes

In fiscal 2006, the Company restated certain previously issued financial information to record additional payroll taxes and related penalties, interest and other costs associated with activities in various foreign jurisdictions. The impact on reported prior period financial statements is as follows:

Consolidated Statements of Earnings

	Three Months Ended	Nine Months Ended
	January 31, 2006	January 31, 2006
Direct costs	$(1,054)	$(3,246)
Operating income	(1,054)	(3,246)
Financing charges	(124)	(382)
Income tax recovery	427	1,336
Net loss	$(751)	$(2,292)

Net loss per share
Basic and Diluted
Net loss	$(0.02)	$(0.06)

3.	Discontinued operations

During the three months ended January 31, 2007, the Company classified Survival-One as held-for-sale as a result of the decision by management to divest of this business. The Company has signed a letter of intent with a third party for the sale of Survival-One. The sale of Survival-One is expected to occur in the fourth quarter of fiscal 2007 but is contingent on the successful completion of a due diligence process. The assets and liabilities of Survival-One were measured using discounted cash flows at the lower of their carrying amount and their estimated fair value less costs to sell. No fair value adjustment was recorded when Survival-One was classified as held-for-sale at January 31, 2007. The Company has recorded imputed interest in the results of discontinued operations.

If the sale is completed, the operations and cash flows of Survival-One will be eliminated from the ongoing operations of the Company and the Company will not have any continuing involvement in the operations of Survival-One. Accordingly, the results of operations of Survival-One have been reported in discontinued operations for the three and nine months ended January 31, 2007 and the prior period comparative figures have been restated. Previously, these amounts were included in the Heli-One segment.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended January 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

3.	Discontinued operations (cont’d)

The following tables present the consolidated balance sheets, consolidated statements of earnings and consolidated statements of cash flows of discontinued operations included in the consolidated financial statements:

	As at
	January 31, 2007	April 30, 2006
Assets
Receivables	$3,005	$3,109
Inventory	780	638
Prepaid expenses	99	110
	3,884	3,857
Property and equipment, net	7,082	6,720
Intangible assets	4,227	4,166
Goodwill	7,454	6,579
	22,647	21,322
Liabilities
Payables and accruals	2,036	1,948
Current portion of debt obligations	-	746
Income taxes payable	2,450	1,343
	4,486	4,037
Long-term debt	-	157
Future income tax liabilities	3,036	3,293
	7,522	7,487
Net assets of discontinued operations	$15,125	$13,835

	Three Months Ended		Nine Months Ended
	January 31, 2007	January 31, 2006	January 31, 2007	January 31, 2006
Revenue	$5,143	$4,242	$13,481	$13,110
Operating income	$341	$516	$1,310	$1,549
Net earnings from discontinued operations	$67	$104	$390	$536

	Three Months Ended		Nine Months Ended
	January 31, 2007	January 31, 2006	January 31, 2007	January 31, 2006
Operating activities	$1,687	$881	$3,974	$2,517
Financing activities	-	(241)	(1,341)	131
Investing activities	(658)	(398)	(1,659)	(2,272)
	1,029	242	974	376
Effect of exchange rate changes on cash and cash equivalents	165	(9)	250	(100)
Cash provided by discontinued operations	$1,194	$233	$1,224	$276

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended January 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

4.	Segment information

The Company operates under the following segments:

•	Global Operations,
•	European Operations,
•	Heli-One, and
•	Corporate and Other.

This segment classification is representative of the Company’s business strategy and reflects the Company’s internal reporting and management structure. The Company has provided information on segment revenues, segment EBITDAR2 and segment operating income because these are the financial measures used by the Company’s key decision makers in making operating decisions and assessing performance. Transactions between operating segments are at standard industry rates.

	Three Months Ended January 31, 2007
	Global Operations[4]	European Operations[5]	Heli-One[6]	Corporate and Other[7]	Inter-segment eliminations	Consolidated
Revenue from external customers	$119,678	$135,484	$45,458	$181	$-	$300,801
Inter-segment revenues	532	920	93,285	380	(95,117)	-
Total revenue	120,210	136,404	138,743	561	(95,117)	300,801
Direct costs[1]	(83,168)	(112,656)	(72,167)	-	48,822	(219,169)
General and administration costs	-	-	-	(11,134)	-	(11,134)
Segment EBITDAR[2]	37,042	23,748	66,576	(10,573)	(46,295)	70,498
Aircraft lease and associated costs[1]
- Internal	(22,797)	(24,029)	531	-	46,295	-
- External	(2,403)	(697)	(23,837)	-	-	(26,937)
Segment EBITDA[3]	11,842	(978)	43,270	(10,573)	-	43,561
Amortization	(1,374)	(1,001)	(14,884)	(314)	-	(17,573)
Gain (loss) on disposal of assets	-	(3)	98	(58)	-	37
Operating income (loss)	$10,468	$(1,982)	$28,484	$(10,945)	$-	26,025
Financing charges						(9,131)
Earnings from continuing operations before income taxes and undernoted items						16,894
Equity earnings of associated companies						419
Income tax provision						(5,406)
Net earnings from continuing operations						11,907
Net earnings from discontinued operations (Note 3)						67
Net earnings before extraordinary item						11,974
Extraordinary item (Note 9)						810
Net earnings						$12,784

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended January 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

4.	Segment information (cont’d)

	Three Months Ended January 31, 2006 (Restated Note 2)
	Global Operations[4]	European Operations[5]	Heli-One[6]	Corporate and Other[7]	Inter-segment eliminations	Consolidated
Revenue from external customers	$86,646	$126,020	$40,769	$47	$-	$253,482
Inter-segment revenues	(39)	5,947	81,527	-	(87,435)	-
Total revenue	86,607	131,967	122,296	47	(87,435)	253,482
Direct costs[1]	(61,356)	(107,256)	(69,076)	-	47,278	(190,410)
General and administration costs	-	-	-	(5,557)	-	(5,557)
Segment EBITDAR[2]	25,251	24,711	53,220	(5,510)	(40,157)	57,515
Aircraft lease and associated costs[1]
- Internal	(20,433)	(18,739)	(985)	-	40,157	-
- External	(1,395)	(368)	(14,147)	-	-	(15,910)
Segment EBITDA[3]	3,423	5,604	38,088	(5,510)	-	41,605
Amortization	(1,179)	(1,400)	(11,097)	(236)	-	(13,912)
Restructuring costs	(186)	(104)	(1,644)	(1,732)	-	(3,666)
Gain (loss) on disposal of assets	(32)	-	(412)	183	-	(261)
Operating income (loss)	$2,026	$4,100	$24,935	$(7,295)	$-	23,766
Financing charges						(17,828)
Earnings from continuing operations before income taxes and undernoted items						5,938
Gain on sale of long-term investments						15,721
Equity loss of associated companies						(53)
Income tax provision						(181)
Net earnings from continuing operations						21,425
Net earnings from discontinued operations (Note 3)						104
Net earnings						$21,529

	Nine Months Ended January 31, 2007
	Global Operations[4]	European Operations[5]	Heli-One[6]	Corporate and Other[7]	Inter-segment eliminations	Consolidated
Revenue from external customers	$309,294	$400,073	$127,108	$436	$-	$836,911
Inter-segment revenues	879	5,200	285,340	1,042	(292,461)	-
Total revenue	310,173	405,273	412,448	1,478	(292,461)	836,911
Direct costs[1]	(210,541)	(331,838)	(218,124)	-	160,257	(600,246)
General and administration costs	-	-	-	(31,308)	-	(31,308)
Segment EBITDAR[2]	99,632	73,435	194,324	(29,830)	(132,204)	205,357
Aircraft lease and associated costs[1]
- Internal	(64,812)	(67,596)	204	-	132,204	-
- External	(6,594)	(3,021)	(62,765)	-	-	(72,380)
Segment EBITDA[3]	28,226	2,818	131,763	(29,830)	-	132,977
Amortization	(2,590)	(2,892)	(39,802)	(889)	-	(46,173)
Restructuring recovery	-	-	800	1,250	-	2,050
Gain (loss) on disposal of assets	14	(99)	(2,018)	(109)	-	(2,212)
Operating income (loss)	$25,650	$(173)	$90,743	$(29,578)	$-	86,642
Financing charges						(45,048)
Earnings from continuing operations before income taxes and undernoted items						41,594
Equity earnings of associated companies						705
Income tax provision						(13,023)
Net earnings from continuing operations						29,276
Net earnings from discontinued operations (Note 3)						390
Net earnings before extraordinary item						29,666
Extraordinary item (Note 9)						810
Net earnings						$30,476

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended January 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

4.	Segment information (cont’d)

	Nine Months Ended January 31, 2006 (Restated Note 2)
	Global Operations[4]	European Operations[5]	Heli-One[6]	Corporate and Other[7]	Inter-segment eliminations	Consolidated
Revenue from external customers	$242,065	$398,038	$108,620	$117	$-	$748,840
Inter-segment revenues	268	10,435	261,863	59	(272,625)	-
Total revenue	242,333	408,473	370,483	176	(272,625)	748,840
Direct costs[1]	(175,601)	(326,628)	(201,977)	-	159,356	(544,850)
General and administration costs	-	-	-	(18,087)	-	(18,087)
Segment EBITDAR[2]	66,732	81,845	168,506	(17,911)	(113,269)	185,903
Aircraft lease and associated costs[1]
- Internal	(55,750)	(55,098)	(2,421)	-	113,269	-
- External	(4,686)	(780)	(42,161)	-	-	(47,627)
Segment EBITDA[3]	6,296	25,967	123,924	(17,911)	-	138,276
Amortization	(3,409)	(4,401)	(32,864)	(817)	-	(41,491)
Restructuring costs	(775)	(1,356)	(5,183)	(5,253)	-	(12,567)
Gain (loss) on disposal of assets	339	(7)	633	173	-	1,138
Operating income (loss)	$2,451	$20,203	$86,510	$(23,808)	$-	85,356
Financing charges						(41,210)
Earnings from continuing operations before income taxes and undernoted items						44,146
Gain on sale of long-term investments						37,558
Equity earnings of associated companies and non-controlling interest						6,290
Income tax provision						(8,570)
Net earnings from continuing operations						79,424
Net earnings from discontinued operations (Note 3)						536
Net earnings						$79,960

	January 31, 2007
	Global Operations[4]	European Operations[5]	Heli-One[6]	Corporate and Other[7]	Consolidated
Segment assets
Continuing operations	$194,772	$321,313	$1,265,632	$208,189	$1,989,906
Discontinued operations (Note 3)					22,647
					$2,012,553

	April 30, 2006
	Global Operations[4]	European Operations[5]	Heli-One[6]	Corporate and Other[7]	Consolidated
Segment assets
Continuing operations	$167,268	$235,158	$1,116,370	$138,231	$1,657,027
Discontinued operations (Note 3)					21,322
					$1,678,349

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended January 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

4.	Segment information (cont’d)

Notes:
1.	Direct costs in this note exclude aircraft lease and associated costs. In the consolidated income statement these costs are combined.
2.	Segment EBITDAR is defined as segment EBITDA before aircraft lease and associated costs.
3.	Segment EBITDA is defined as operating income before amortization, restructuring costs (recovery) and gain (loss) on disposals of assets.
4.	Global Operations - includes flying operations in Australia, Africa, the Middle East, the Americas and Asia.
5.	European Operations - includes flying operations in the UK, the Netherlands, Norway, Ireland and Denmark, as well as emergency medical services and search and rescue services throughout Europe.
6.	Heli-One - includes helicopter lease and repair and overhaul operations based in Norway, the UK, and Canada and CHC Composites Inc.
7.	Corporate and Other - includes corporate office costs in various jurisdictions.

5.	Receivables

The Company’s Receivables balance was comprised of the following:

	As at
	January 31, 2007	April 30, 2006
Trade receivables	$211,430	$192,639
Advances to BHS[1]	-	9,641
Other receivables	28,536	36,204
	$239,966	$238,484

[1]	During the second quarter, the Company reclassified its receivables from BHS to long-term assets.

6.	Employee pension plans

The Company’s net defined benefit pension plan expense was as follows:

	Three Months Ended		Nine Months Ended
	January 31, 2007	January 31, 2006	January 31, 2007	January 31, 2006
Current service cost	$5,229	$4,553	$15,104	$14,369
Interest cost	7,879	6,922	22,877	21,741
Expected return on plan assets	(9,376)	(6,549)	(27,016)	(20,598)
Amortization of net actuarial and experience losses	1,790	2,499	5,179	7,796
Amortization of prior service costs	30	19	715	14
Amortization of transition amounts	15	12	45	36
Participant contributions	(658)	(588)	(1,960)	(2,086)
Total	$4,909	$6,868	$14,944	$21,272

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended January 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

7.	Restructuring costs

During the nine months ended January 31, 2007, the Company reversed $2.1 million of previously expensed restructuring costs as the liability was determined no longer necessary. During the three and nine months ended January 31, 2006, the Company expensed restructuring costs of $3.7 million and $12.6 million, respectively, in connection with restructuring activities. Restructuring costs were primarily comprised of voluntary retirement and involuntary severance costs and professional and consulting fees.

The following table provides a reconciliation of the Company’s restructuring cost accrual for the three and nine months ended January 31, 2007:

	Three Months Ended January 31, 2007	Nine Months Ended January 31, 2007
Restructuring costs accrued, beginning of period	$1,959	$5,876
Recovered during the period	-	(2,050)
Restructuring costs paid during the period	(388)	(2,255)
Restructuring costs accrued, end of period	$1,571	$1,571

8.	Financing charges

	Three Months Ended		Nine Months Ended
	January 31, 2007	January 31, 2006 (Restated Note 2)	January 31, 2007	January 31, 2006 (Restated Note 2)
Interest on debt obligations	$13,945	$11,214	$39,065	$32,755
Amortization of deferred financing costs	345	334	1,031	1,228
Foreign exchange (gains) losses	(1,638)	4,234	6,556	5,283
Release of currency translation adjustment[1]	(2,791)	2,612	(282)	2,612
Other interest and expenses	(730)	(566)	(1,322)	(668)
Total	$9,131	$17,828	$45,048	$41,210

[1]
During the three and nine months ended January 31, 2007, the Company settled $75.3 million and $125.9 million, respectively of inter-company debts denominated in foreign currencies, which were designated as part of the Company’s net investments in self-sustaining foreign subsidiaries giving rise to the recognition of a portion of the Company’s currency translation adjustment account as financing charges.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended January 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

9.	Acquisitions

On November 30, 2006, the Company acquired 100% of the issued and outstanding shares of Heli-Dyne Systems Inc. (“Heli-Dyne”), a helicopter completion and maintenance centre based in Hurst, Texas. Heli-Dyne specializes in the design and installation of helicopter interiors and the maintenance of airframes and avionics.

This acquisition was accounted for using the purchase method, with results of operations included in the consolidated financial statements from the acquisition date. The net purchase price of $18,000 was allocated based on the fair value of the net identifiable assets acquired. This allocation resulted in an excess of the fair value of the net identifiable assets over the cost of the purchase, which is sometimes referred to as negative goodwill. The negative goodwill was allocated to the fair value of the long-term assets acquired and the remaining excess of $0.8 million was recognized as an extraordinary gain.

10.	Capital stock

Authorized:
Unlimited number of each of the following:
First preferred shares, issuable in series
Second preferred shares, issuable in series
Class A subordinate voting shares, no par value
Class B multiple voting shares, no par value
Ordinary shares, no par value

	Number of Shares		Consideration
	000s		000s
	As at		As at
	January 31, 2007	April 30, 2006	January 31, 2007	April 30, 2006
Issued:
Class A subordinate voting shares	36,934	36,860	$223,901	$223,241
Class B multiple voting shares	5,861	5,861	18,413	18,413
Ordinary shares	22,000	22,000	33,000	33,000
Ordinary share loan	-	-	(33,000)	(33,000)
Class A subordinate voting shares
Employee purchase loans			(1,254)	(1,502)
			$241,060	$240,152

Class A subordinate voting shares that would be issued upon conversion or exercise of the following:
Class B multiple voting shares	5,861	5,861
Share options	3,799	3,819
Convertible debt	1,379	1,379

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended January 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

11.	Per share information

	Three Months Ended January 31, 2007
	Net earnings				Weighted	Net earnings per share
	Cont. ops.	Disc. ops.	Extra-ordinary item	Net earnings	average number of shares (000s)	Cont. ops.	Disc. ops.	Extra-ordinary item	Net earnings
	$11,907	$67	$810	$12,784	42,790
Shares as security for Class A subordinate voting share employee purchase loans					(626)
Basic	11,907	67	810	12,784	42,164	$0.28	$-	$0.02	$0.30

Share options					1,968
Convertible debt	99	-	-	99	1,379
Shares as security for Class A subordinate voting share employee purchase loans					626
Diluted	$12,006	$67	$810	$12,883	46,137	$0.26	$-	$0.02	$0.28

	Three Months Ended January 31, 2006 (Restated Note 2)
	Net earnings				Weighted	Net earnings per share
	Cont. ops.	Disc. ops.	Extra-ordinary item	Net earnings	average number of shares (000s)	Cont. ops.	Disc. ops.	Extra-ordinary item	Net earnings
	$21,425	$104	$-	$21,529	42,707
Shares as security for Class A subordinate voting share employee purchase loans					(715)
Basic	21,425	104	-	21,529	41,992	$0.51	$-	$-	$0.51

Share options					2,091
Convertible debt	97	-	-	97	1,379
Shares as security for Class A subordinate voting share employee purchase loans					715
Diluted	$21,522	$104	$-	$21,626	46,177	$0.47	$-	$-	$0.47

	Nine Months Ended January 31, 2007
	Net earnings				Weighted	Net earnings per share
	Cont. ops.	Disc. ops.	Extra-ordinary item	Net earnings	average number of shares (000s)	Cont. ops.	Disc. ops.	Extra-ordinary item	Net earnings
	$29,276	$390	$810	$30,476	42,751
Shares as security for Class A subordinate voting share employee purchase loans					(626)
Basic	29,276	390	810	30,476	42,125	$0.69	$0.01	$0.02	$0.72

Share options					1,972
Convertible debt	296	-	-	296	1,379
Shares as security for Class A subordinate voting share employee purchase loans					626
Diluted	$29,572	$390	$810	$30,772	46,102	$0.64	$0.01	$0.02	$0.67

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended January 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

11.	Per share information (cont’d)

	Nine Months Ended January 31, 2006 (Restated Note 2)
	Net earnings				Weighted	Net earnings per share
	Cont. ops.	Disc. ops.	Extra-ordinary item	Net earnings	average number of shares (000s)	Cont. ops.	Disc. ops.	Extra-ordinary item	Net earnings
	$79,424	$536	$-	$79,960	42,704
Shares as security for Class A subordinate voting share employee purchase loans					(717)
Basic	79,424	536	-	79,960	41,987	$1.89	$0.01	$-	$1.90

Share options					2,050
Convertible debt	290	-	-	290	1,379
Shares as security for Class A subordinate voting share employee purchase loans					717
Diluted	$79,714	$536	$-	$80,250	46,133	$1.73	$0.01	$-	$1.74

There were 22 million ordinary shares outstanding at January 31, 2007 and at April 30, 2006, all of which are owned by the Company’s majority shareholder. The payment of dividends on these ordinary shares requires minority shareholder approval, which has never been requested or granted. The shares have no conversion rights. Therefore, these ordinary shares have not been included in the calculation of basic and diluted earnings per share.

12.	Related party transactions

a)
In the course of its regular business activities, the Company enters into routine transactions with parties subject to significant influence by the Company (most significantly revenue from Aero Contractors of Nigeria) and direct costs related to transactions with parties affiliated with the controlling shareholder. These transactions are measured at the amounts exchanged, which is the amount of consideration determined and agreed to by the related parties. Transactions with related parties for the three and nine month periods ended January 31, 2007 and 2006 are summarized as follows:

	Three Months Ended		Nine Months Ended
	January 31, 2007	January 31, 2006	January 31, 2007	January 31, 2006
Revenues from related parties	$20,187	$16,641	$63,431	$46,393
Direct costs paid to related parties	$6	$334	$432	$438

	As at
	January 31, 2007	April 30, 2006
Amounts receivable in respect of such revenues	$5,538	$21,878

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended January 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

12.	Related party transactions (cont’d)

b)
During fiscal 2000, in connection with securing tender credit facilities, the Company received an unsecured, subordinated, convertible 12% loan from an affiliate of the controlling shareholder in the amount of $5.0 million. This loan is subordinated to the Company’s senior credit facilities and its senior subordinated notes. The loan is convertible into Class A subordinate voting shares at $3.63 per share. The estimated value of the loan proceeds attributable to the conversion feature of $1.0 million was allocated to contributed surplus. The equivalent reduction in the carrying value of the loan is amortized to earnings over the term of the loan. Interest expense of $0.2 million (2006 - $0.2 million) and $0.6 million (2006 - $0.6 million), including amortization of the above noted discount, was recorded on the loan during the three and nine months ended January 31, 2007.

13.	Supplementary cash flow information

Cash interest paid and cash taxes paid are as follows:

	Three Months Ended		Nine Months Ended
	January 31, 2007	January 31, 2006	January 31, 2007	January 31, 2006
Cash interest paid	$19,608	$19,303	$44,667	$37,175
Cash taxes paid	$1,083	$3,146	$6,712	$6,710

14.	Guarantees

The Company has provided guarantees to certain lessors in respect of operating leases. If the Company fails to meet the senior credit facilities’ financial ratios or breaches any of the covenants of those facilities and, as a result, the senior lenders accelerate debt repayment, the leases provide for a cross-acceleration that could enable the lessors and financial institutions that are lenders to those lessors the right to terminate the leases and require return of the aircraft and payment of the present value of all future lease payments and certain other amounts. If the realized value of the aircraft is insufficient to discharge the obligations due to those lessors in respect of the present value of the future lease payments, those lessors’ lenders could obtain payment of that deficiency from the Company under these guarantees.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended January 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

14.	Guarantees (cont’d)

The Company has provided limited guarantees to third parties under some of its operating leases relating to a portion of the aircraft values at the termination of the leases. The leases have terms expiring between fiscal 2007 and 2015. The Company’s exposure under asset value guarantees and guarantees in the form of junior loans, loans receivable and deferred payments was approximately $84.8 million at January 31, 2007 compared to $60.8 million at April 30, 2006. The resale market for the aircraft types for which the Company has provided guarantees remains strong and, as a result, the Company does not anticipate incurring any liability or loss with respect to these guarantees.

The Company has provided guarantees to certain lessors in respect of novated aircraft purchase contracts. Under these contracts, if the manufacturer fails to meet specified delivery terms or becomes insolvent prior to aircraft delivery, the Company may be required to reimburse the lessor for amounts paid by the lessor to the aircraft manufacturer. Under either scenario, the Company has recourse against the aircraft manufacturer. Once aircraft are delivered under the novated aircraft purchase agreements, the Company no longer has an obligation under these guarantees. The Company’s maximum exposure under the guarantees in the novated aircraft purchase agreements at January 31, 2007, was approximately $194.1 million (April 30, 2006 - $nil). The Company does not anticipate incurring any liability or loss with respect to these guarantees.

15.	Debt obligations

As at January 31, 2007, the Company reclassified the outstanding balance under the senior revolving credit facility and related swing line to “Current portion of debt obligations” on the financial statements, as the facility is due for renewal in December 2007.

16.	Tax contingencies

The business and operations of the Company are complex and have included a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income, payroll and other taxes involves many factors including the interpretation of relevant tax legislation in various jurisdictions in which the Company is subject to ongoing tax assessments. When applicable, the Company adjusts the previously recorded income tax expense, direct costs, interest and the associated assets and liabilities to reflect changes in its estimates or assessments. These adjustments could have a material impact on the Company’s results of operations.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended January 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

17.	Reconciliation to accounting principles generally accepted in the United States

In certain respects, Canadian GAAP differs from US GAAP. For a complete discussion of Canadian and US GAAP differences, refer to Note 32 of the Company’s 2006 audited annual consolidated financial statements. If US GAAP were employed, the consolidated statements of earnings for the periods indicated would be adjusted as follows:

	Three Months Ended		Nine Months Ended
	January 31, 2007	January 31, 2006 (Restated Note 2)	January 31, 2007	January 31, 2006 (Restated Note 2)
Net earnings according to Canadian GAAP	$12,784	$21,529	$30,476	$79,960
Pre-operating expenses	(744)	941	(521)	2,745
Tax impact of pre-operating expenses	217	(279)	139	(886)
Unrealized gain (loss) on ineffective hedges	(11,752)	12,357	(16,840)	49,633
Tax impact of unrealized gain (loss) on ineffective hedges	2,023	(1,725)	2,927	(8,590)
Amortization of guarantees recognized	(592)	(504)	(1,580)	(3,157)
Tax impact of amortization of guarantees recognized	178	147	474	981
Proportionate foreign currency translation (gain) loss due to partial reduction in subsidiary net investment	(2,791)	2,612	(282)	2,612
Tax impact of foreign currency translation loss	952	(891)	96	(891)
Other, net of tax	62	70	182	203
Net earnings according to US GAAP	337	34,257	15,071	122,610
Other comprehensive earnings
Foreign currency translation	64,168	(27,706)	48,565	(117,029)
Foreign currency cash flow hedges
Unrealized holding gains (losses) arising during the period	(5,395)	1,283	(7,093)	4,152
Reclassification adjustment for gains included in net earnings	(814)	-	(3,302)	-
Tax impact of foreign currency cash flow hedges	2,270	(469)	3,799	(1,517)
Unrealized gains on securities
Unrealized holding gains arising during the period	-	-	-	2,319
Less: reclassification adjustment for gains included in net income	-	-	-	(4,007)
Tax impact on unrealized gains on securities	-	-	-	301
Comprehensive earnings according to US GAAP	$60,566	$7,365	$57,040	$6,829

Weighted Average number of shares (000s)
Basic	42,164	$41,992	42,125	$41,987
Diluted	46,137	$46,177	46,102	$46,133
Net earnings per share according to US GAAP
Basic	$0.01	$0.82	$0.36	$2.92
Diluted	$0.01	$0.74	$0.33	$2.66

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended January 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

17.	Reconciliation to accounting principles generally accepted in the United States (cont’d)

The consolidated balance sheet would vary in some respects when restated for US GAAP purposes. The most significant variances pertaining to the January 31, 2007 balance sheet are listed below:

•	Current assets would increase by $2.1 million to record the current prepaid portion of asset value guarantees and the fair value impact of forward foreign currency contracts.

•
Property and equipment would increase by $107.5 million to record assets under construction and acquisition and amortization differences. Assets under construction and the corresponding obligation relating to assets under construction of $106.1 million were recorded under US GAAP as at January 31, 2007. These amounts relate to aircraft purchase agreements, which were novated to certain lessors. Under EITF 97-10 - The Effect of Lessee Involvement in Asset Construction, the Company is required to record assets under construction for US GAAP purposes. Once the aircraft are delivered under these agreements, a sale-leaseback transaction will occur as the Company will enter into operating leases with lessors. This will result in the removal of the assets under construction and corresponding liability at that time.

•	Future income tax assets would increase by $15.0 million to tax-effect adjustments to net earnings and comprehensive earnings under US GAAP.

•	Other assets would decrease by $15.2 million to recognize minimum pension liability adjustment and the pre-operating costs adjustment, offset by the prepaid portion of asset value guarantees.

•
Current liabilities would increase by $107.8 million to recognize potential obligations of $106.1 million for assets under construction (see further discussion in property and equipment above) and the fair value impact of the foreign currency contracts.

•	Future income tax liabilities would decrease by $10.7 million to tax-effect adjustments to net earnings and comprehensive income under US GAAP.

•
Other liabilities would increase by $70.9 million to recognize the minimum pension liability adjustment, foreign currency translation adjustments related to hedged long-term debt and currency swaps recorded in comprehensive earnings, asset value guarantees, and foreign currency indemnity agreements. The Company has not recorded a liability as at January 31, 2007, for guarantees provided to certain lessors in respect of novated aircraft purchase contracts (Note 14). The fair value of these guarantees is considered immaterial as the premium received on issuance of such guarantees is considered immaterial and it is considered unlikely that the Company will incur any liability or loss with respect to these guarantees.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended January 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

17.	Reconciliation to accounting principles generally accepted in the United States (cont’d)

•	Long-term debt would increase by $0.2 million to record the full proceeds received from the issuance of convertible debt and contributed surplus would decrease by $1.0 million.

•
Foreign currency translation adjustment would be eliminated and accumulated other comprehensive losses would be recorded at $99.6 million under US GAAP for foreign currency translation, minimum pension liability and foreign currency cash flow hedges.

New Accounting Standards

Canadian Standards

In 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 1530 - Comprehensive Income, Section 3251 - Equity, Section 3855 - Financial Instruments - Recognition and Measurement, Section 3861 - Financial Instruments, Disclosure and Presentation, and Section 3865 - Hedges. The new standards increase harmonization with US GAAP and will require the following:

•
Financial assets will be classified as either held-to-maturity, held-for-trading, loans and receivables or available-for-sale. Held-to-maturity classification will be restricted to fixed maturity instruments that the Company intends and is able to hold to maturity and will be accounted for at amortized cost. Held-for-trading instruments will be recorded at fair value with realized and unrealized gains and losses reported in net income. Loans and receivables will include loans and receivables except debt securities, accounted for at amortized cost. The remaining financial assets will be classified as available-for-sale. These will be recorded at fair value with unrealized gains and losses reported in a new category of the balance sheet under shareholders’ equity called other comprehensive income (“OCI”);

•
Financial liabilities will be classified as either held-for-trading or other. Held-for-trading instruments will be recorded at fair value with realized and unrealized gains and losses reported in net income. Other instruments will be accounted for at amortized cost with gains and losses reported in net income in the period that the liability is derecognized; and

•
Derivatives will be classified as held-for-trading unless designated as hedging instruments. All derivatives, including embedded derivatives that must be separately accounted for, will be recorded at fair value on the balance sheet. For derivatives that hedge the changes in fair value of an asset or liability, changes in the derivatives’ fair value will be reported in net income and be substantially offset by changes in the fair value of the hedged asset or liability attributable to the risk being hedged. For derivatives that hedge variability in cash flows, the effective portion of the changes in the derivatives’ fair value will be initially recognized in OCI and the ineffective portion will be recorded in net income. The amounts temporarily recorded in OCI will subsequently be reclassified to net income in the periods when net income is affected by the variability in the cash flows of the hedged item.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended January 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

17.	Reconciliation to accounting principles generally accepted in the United States (cont’d)

The guidance will apply to interim and annual financial statements relating to the Company’s fiscal year beginning on May 1, 2007. The Company is currently evaluating the implications of these sections. However, the impact of implementing these new sections is highly dependent on fair values, outstanding positions and hedging strategies at the time of adoption.

Subsequent to the issuance of the above Sections, the CICA issued Section 3862 - Financial Instruments - Disclosures and Section 3863 - Financial Instruments - Presentation. Section 3862 will be harmonized with International Financial Reporting Standard 7 - Financial Instruments: Disclosure and replaces the existing disclosure requirements contained in Section 3861. Section 3862 places emphasis on disclosure of risks associated with recognized and unrecognized financial instruments and how these risks are managed. Disclosures surrounding concentration, credit, liquidity and price risk are simplified. Section 3863 carries forward the existing presentation requirements contained in Section 3861. These Sections will apply to interim and annual financial statements relating to the Company’s fiscal year beginning on May 1, 2008. The Company is currently evaluating the implications of these Sections.

In July 2006, the CICA revised Section 1506 - Accounting Changes, which requires that (i) voluntary changes in accounting policy are made only if they result in the financial statements providing reliable and more relevant information, (ii) changes in accounting policy are generally applied retrospectively, and (iii) prior period errors are corrected retrospectively. Section 1506 is effective for the Company’s fiscal year beginning May 1, 2007. Section 1506 could have a material impact on the financial statements if a change in accounting policy were to occur.

In September 2006, the CICA Emerging Issues Committee issued Abstract No. 163 - Determining the Variability to be Considered in Applying AcG-15 (“EIC-163”). EIC-163 concludes that the “by-design” approach should be the single method used to assess variability when applying AcG-15 - Consolidation of Variable Interest Entities. The by-design analysis focuses on the role of a contract or arrangement in the design of the entity, rather than its legal form or accounting classification. EIC-163 requires an analysis of the design of the entity in determining the variability to be considered in applying AcG-15 using a two-step approach. The first step is to analyze the nature of the risks in the entity. The second step is to determine the purpose(s) for which the entity was created and determine the variability (created by the risks identified in Step 1) the entity is designed to create and pass along to its interest holders. The guidance may be applied to all entities (including newly created entities) with which an enterprise first becomes involved, and to all entities previously required to be analyzed under AcG-15 when a reconsideration event has occurred, effective for the Company’s interim period beginning February 1, 2007. The Company is currently evaluating the implications of this Abstract.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended January 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

17.	Reconciliation to accounting principles generally accepted in the United States (cont’d)

In March 2007, the CICA Emerging Issues Committee issued Abstract No. 164 - Convertible and Other Debt Instruments with Embedded Derivatives (“EIC 164”). EIC 164 addresses the situation where a company issues a debt instrument that is convertible at any time at the holder’s option into a fixed number of common shares. Upon conversion, the issuer is either required or has the option to satisfy all or part of the obligation in cash. The instrument may also permit the issuer to redeem the instrument prior to maturity, and/or permit the holder to force the issuer to redeem the instrument prior to maturity. This Abstract provides guidance on various issues related to such debt instruments, including:

•	Whether the instrument contains both a liability element and an equity element that are required to be accounted for separately.

•	Whether the instrument contains any embedded derivatives that are required to be accounted for separately.

•	How the issuer should account for the instrument (e.g. fair value, amortized cost).

•	How the liability element of the instrument should be classified in the financial statements (current or long-term).

•	How any embedded derivative in the instrument and the host debt instrument should be presented in the financial statements.

•	How to account for any future tax aspects of the instrument.

•	How the instrument should be treated in earnings per share computations.

The answer to each of these issues is dependent on the specific features of the debt instrument issued by a company. The accounting treatment in this Abstract should be applied retrospectively to financial instruments accounted for in accordance with Section 3855 in financial statements issued for interim and annual periods ending on or after June 30, 2007. In the case of the Company, this Abstract will apply to the first quarter ended July 31, 2007. The Company is currently evaluating the implications of this Abstract.

US Standards

In February 2006, the FASB issued SFAS 155 - Accounting for Certain Hybrid Financial instruments - an amendment of FASB Statements No. 133 and 140 (“SFAS 155”). SFAS 155 resolves issues addressed in Statement 133 Implementation Issue No. D1 “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” This Statement:

•	Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation.

•	Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended January 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

17.	Reconciliation to accounting principles generally accepted in the United States (cont’d)

•
Establishes a requirement to evaluate interest in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation.

•	Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives.

•
Amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

SFAS 155 is effective for all financial instruments acquired or issued after the beginning of the Company’s fiscal year that commences on May 1, 2007. The Company is currently evaluating the implications of this Statement.

In September 2006, the FASB issued SFAS 157 - Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurement. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This Statement emphasizes that fair value is a market-based measurement, not an entity-specific measurement. This Statement applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. This Statement does not expand on the use of fair value in any new circumstances. The intention is to increase the consistency and comparability in fair value measurements. SFAS 157 is effective for financial statements issued for the Company’s fiscal year beginning May 1, 2008, and interim periods within that fiscal year. The Company is currently evaluating the implications of this Statement.

In September 2006, the FASB issued SFAS 158 - Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106 and 132R (“SFAS 158”). SFAS 158 requires an employer to recognize the funded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position. Any gains, losses and prior service costs that are not recognized as components of net periodic benefit costs during the year are included as components of other comprehensive income. These requirements will be adopted as of the current year-end. In addition, SFAS 158 requires the measurement of defined benefit plan assets and obligations as of the date of the fiscal year-end statement of financial position. This requirement is effective for fiscal years ending after December 15, 2008. The Company is currently evaluating the implications of this Standard. However, the Company anticipates that the adoption of SFAS 158 will not have a material impact on consolidated earnings. Rather, the primary impact will be to the balance sheet in order to reflect the funded status of the Company’s defined benefit pension plans.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended January 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

17.	Reconciliation to accounting principles generally accepted in the United States (cont’d)

In June 2006, the FASB issued FIN 48 - Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 requires a two-step approach when evaluating a tax position. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more-likely-than-not, based solely on the technical merits, that the position will be sustained. The second step is to measure the appropriate amount of tax benefit to recognize, which will be measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. The tax position should be derecognized in the first period in which it is no longer more-likely-than-not that the tax position will be sustained upon examination. This Interpretation is effective for the Company’s fiscal year beginning May 1, 2007. The Company is currently evaluating the implications of this Interpretation.

18.	Subsequent events

a)	Aircraft commitments

On March 1, 2007, the Company announced the signing of a contract with Eurocopter for the purchase of 16 new EC225 helicopters. The total value of this contract is approximately $430 million (€280 million). These aircraft are expected to be delivered between fiscal 2008 and fiscal 2012.

b)	Acquisition

Subsequent to the third quarter ended January 31, 2007, following regulatory approval, the Company acquired an equity position in BHS, one of the largest helicopter operators in the Brazilian offshore sector. Accordingly, commencing on March 1, 2007, the Company will consolidate BHS. As a result, the Company expects to record a material amount of assets and liabilities, including goodwill, other intangible assets and tax liabilities in the fourth quarter financial statements.